Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Harry Winston Diamond Corporation Announces Fiscal 2010 Fourth Quarter
     and Year-End Results

     TORONTO, March 31 /CNW/ - Harry Winston Diamond Corporation (TSX:HW,
NYSE:HWD) (the "Company") today announced its fourth quarter and year-end results for the period ending January 31, 2010.

     Fourth Quarter Highlights:

     <<
         -  Consolidated sales increased 13% to $133.7 million from $118.4 million in the comparable quarter of the prior year.

         -  Rough diamond sales for the fourth quarter were 24% higher at
            $63.5 million compared to $51.1 million for the fourth quarter last year. This increase resulted from a combination of a 12%
            increase in the Company's achieved rough diamond prices and an 11%
            increase in volume of carats sold.

         -  Retail sales for the fourth quarter increased 4% to $70.2 million from $67.3 million for the comparable quarter of the prior year, reflecting the strength of the Asian market and offsetting continuing slowness in the US market.

         -  Rough diamond production during the calendar quarter from the
            Diavik Diamond Mine was significantly lower at 1.6 million carats, compared to 2.6 million carats for the fourth calendar quarter of last year (on a 100% basis). The decrease was due to a planned reduction in mining activity to reflect the softness in the rough diamond market earlier in the year.

         -  Consolidated net loss for the fourth quarter was $3.4 million or
            $0.04 per share compared to net loss of $73.0 million or $1.19 per share in the fourth quarter of the prior year. Included in consolidated net loss for the quarter was a net foreign exchange loss of $2.0 million or $0.03 per share primarily on future income tax liabilities compared to a net foreign exchange gain of
            $4.6 million or $0.08 per share in the comparable quarter of the prior year. The comparable quarter of the prior year also included a non-cash write-down of goodwill relating to the retail
            operations of $93.8 million or $1.53 per share.
     >>

     Robert Gannicott, Chairman and Chief Executive Officer said:

     "We end the year with a quarter that reflects recovery in both the rough diamond and jewelry businesses, but in a diamond business significantly changed from the years before the downturn. Prior to the downturn, diamond mine production was at extreme capacity and is not capable of returning to those levels, at least in the near-term. Rough diamond prices have already reacted and are back near the peaks of mid-2008. We anticipate further price increases as recovery in the US, and probably later in Europe, is added to ongoing growth in demand from China and India.
     In 2007 barely 5% of our retail sales were to Asian customers outside of
Japan. For this last year that same group accounts for 18% of our sales with an increase of nearly 200% between this and the prior fourth quarters. The momentum in retail sales has continued and accelerated into the new-year."

     Annual Results Highlights:

     <<
         -  Consolidated sales were $412.9 million for the year compared to
            $609.2 million for the prior year, resulting in a 62% decrease in gross margin and a loss from operations of $22.0 million.
         -  Rough diamond sales of $187.9 million were 43% lower from the prior year. The decrease in sales resulted from a combination of a
            34% decrease in the Company's achieved rough diamond prices and a
            14% decrease in volume of carats sold during the year. This significant reduction in sales resulted in a loss from mining operations of $6.3 million for the year.
         -  Retail sales of $225.0 million and a loss from operations of $15.7 million for the year, compares to $281.0 million and $2.5 million, respectively, in the prior year. Management continued to focus on cost reduction initiatives resulting in a $12.3 million decrease in selling, general and administrative expenses to $123.6 million
         -  Rough diamond production for the calendar year was 5.5 million carats compared to 9.2 million carats in the prior calendar year
            (on a 100% basis). This reduction was a planned response to the softness in the rough diamond market that included a six-week summer shut-down.
         -  Harry Winston Diamond Corporation recorded a consolidated net loss of $73.2 million or $0.99 per share for the year, compared to net earnings of $70.1 million or $1.15 per share in the prior year.
            Included in the consolidated net loss for the year was a net foreign exchange loss of $31.5 million or $0.43 per share
            primarily on future income tax liabilities compared to net foreign exchange gain of $59.1 million or $0.96 per share in the prior year. The current year consolidated net loss also includes a non-
            cash dilution loss of $34.8 million or $0.47 per share as a result of the investment by Kinross Gold Corporation in Harry Winston
            Diamond Limited Partnership, which holds the Company's 40%
            interest in the Diavik Diamond Mine. The prior year consolidated net earnings also included a non-cash write-down of goodwill relating to the retail operations of $93.8 million or $1.54 per share, and an after-tax gain on insurance settlement of $9.9 million or $0.16 per share.

     >>

     Fourth Quarter and Fiscal 2010 Financial Summary

     <<
     (US$ in millions except Earnings per Share amounts)
     -------------------------------------------------------------------------
                                       Three      Three     Twelve     Twelve
                                      months     months     months     months
                                       ended      ended      ended      ended
                                     Jan. 31,   Jan. 31,   Jan. 31,   Jan. 31,
                                        2010       2009       2010       2009
     -------------------------------------------------------------------------
     Sales                             133.7      118.4      412.9      609.2
     - Mining Segment                   63.5       51.1      187.9      328.2
     - Retail Segment                   70.2       67.3      225.0      281.0
     -------------------------------------------------------------------------
     Earnings (loss) from operations    (3.1)      10.1      (22.0)     166.1
     - Mining Segment                    1.6       12.1       (6.3)     168.6
     - Retail Segment                   (4.7)      (2.0)     (15.7)      (2.5)
     -------------------------------------------------------------------------
     Net earnings (loss)                (3.4)     (73.0)     (73.2)      70.1
     -------------------------------------------------------------------------
     Earnings (loss) per share        $(0.04)    $(1.19)    $(0.99)     $1.15
     -------------------------------------------------------------------------
     >>

     Conference Call and Webcast

     Beginning at 8:30AM (EDT) on Thursday, April 1, the Company will host a conference call for analysts, investors and other interested parties.
Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing
866-711-8198 within North America or 617-597-5327 from international locations and entering passcode 60192806.
     An online archive of the broadcast will be available by accessing the
Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through
11:00PM (EDT) through Thursday, April 15, 2010, by dialing 888-286-8010 within
North America or 617-801-6888 from international locations and entering passcode 14552430.

     About Harry Winston Diamond Corporation

     Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry
Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine (economic ownership of 31%). The
Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London,
Beijing, Tokyo, and Beverly Hills.
     The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value.
This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.
     For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

     <<
                                  Highlights

     (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)
     >>

     Fourth Quarter Results

     Harry Winston Diamond Corporation recorded a fourth quarter consolidated net loss of $3.4 million or $0.04 per share compared to a net loss of $73.0 million or $1.19 per share in the fourth quarter of the prior year. Included in consolidated net loss for the quarter was a net foreign exchange loss of
$2.0 million or $0.03 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $4.6 million or $0.08 per share in the comparable quarter of the prior year. The comparable quarter of the prior year also included a non-cash write-down of goodwill relating to the retail operations of $93.8 million or $1.53 per share and an after-tax gain on insurance settlement of $9.9 million or $0.16 per share that resulted from the
December 2008 robbery at the Harry Winston Paris salon.
     Consolidated sales for the fourth quarter were $133.7 million compared to sales of $118.4 million in the comparable quarter of the prior year. Rough diamond sales for the quarter totalled $63.5 million compared to $51.1 million in the comparable quarter of the prior year resulting from a combination of a
12% increase in the Company's achieved rough diamond prices and an 11%
increase in volume of carats sold. Rough diamond production during the quarter was significantly lower than the comparable quarter of the prior year due to a planned reduction in mining activity to reflect the softness in the rough diamond market earlier in the year. Retail sales for the fourth quarter were
$70.2 million compared to $67.3 million for the comparable quarter of the prior year, an increase of 4%, reflecting the strength of the Asian market and offsetting continuing slowness in the US.

     Annual Results

     The Company recorded a consolidated net loss of $73.2 million or $0.99 per share for the year, compared to net earnings of $70.1 million or $1.15 per share in the prior year. The current year consolidated net loss includes a non-cash dilution loss of $34.8 million or $0.47 per share as a result of the investment by Kinross Gold Corporation in Harry Winston Diamond Limited
Partnership, which holds the Company's 40% interest in the Diavik Diamond
Mine. Also included in the consolidated net loss for the year was a net foreign exchange loss of $31.5 million or $0.43 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $59.1 million or $0.96 per share in the prior year. In addition, the Company recognized a subsequent after-tax gain on insurance settlement of $2.1 million or $0.03 per share that resulted from the December 2008 robbery at the Harry
Winston Paris salon, versus an after-tax gain on insurance settlement of $9.9 million or $0.16 per share recorded in the prior year. The prior year consolidated net earnings also included a non-cash write-down of goodwill relating to the retail operations of $93.8 million or $1.54 per share.
     Consolidated sales were $412.9 million for the year compared to $609.2 million for the prior year, resulting in a 62% decrease in gross margin and a loss from operations of $22.0 million.
     The mining segment recorded sales of $187.9 million, a 43% decrease from
$328.2 million in the prior year. The decrease in sales resulted from a combination of a 34% decrease in the Company's achieved rough diamond prices and a 14% decrease in volume of carats sold during the year. The Company's share of rough diamond production for the calendar year was 2.2 million carats compared to 3.7 million carats in the prior year. As a response to the softness in the rough diamond market, production was reduced through a planned six-week summer shutdown from July 14, 2009 to August 24, 2009 (the "Summer
Shutdown") and a general reduction in mining activity throughout the rest of the year. The significant reduction in sales resulted in a loss from operations for the year of $6.3 million.
     The retail segment recorded sales of $225.0 million and a loss from operations of $15.7 million for the year, compared to $281.0 million and $2.5 million, respectively, in the prior year. Selling, general and administrative expenses decreased $12.3 million to $123.6 million for the year primarily as a result of the continued focus on cost reduction initiatives.

     <<
                      Management's Discussion and Analysis

        Prepared as of March 31, 2010 (ALL FIGURES ARE IN UNITED STATES
                      DOLLARS UNLESS OTHERWISE INDICATED)
     >>

     The following is management's discussion and analysis ("MD&A") of the results of operations for Harry Winston Diamond Corporation ("Harry Winston
Diamond Corporation", or the "Company") for the fiscal year ended January 31,
2010, and its financial position as at January 31, 2010. This MD&A is based on the Company's consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and should be read in conjunction with the consolidated financial statements and notes. Unless otherwise specified, all financial information is presented in
United States dollars. Unless otherwise indicated, all references to "year"
refer to the fiscal year ended January 31. Unless otherwise indicated, references to "international" for the retail segment refer to Europe and Asia.
     Certain comparative figures have been reclassified to conform to the current year's presentation.

     Caution Regarding Forward-Looking Information

     Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws.
In some cases, forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate",
"appears", "believe", "intend", "estimate", "predict", "potential",
"continue", "objective" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond
Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, and expected sales trends and market conditions in the retail segment. Actual results may vary from the forward-looking information. See "Risks and
Uncertainties" on page 18 for material risk factors that could cause actual results to differ materially from the forward-looking information.
     Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the retail segment, the Company has made assumptions regarding, among other things, continuing recovery of world and US economic conditions and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See
"Risks and Uncertainties" on page 18.
     Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks and the risks of competition in the luxury jewelry segment as well as changes in demand for high end luxury goods. Please see page 18 of this Annual Report, as well as the Company's current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company's operations.
     Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at
www.sedar.com and www.sec.gov, respectively.

     Summary Discussion

     Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The
Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (economic interest of 31%), located off Lac de Gras in Canada's Northwest Territories. The
Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer operating under the Harry Winston(R) brand.
     The Company's most significant asset is an ownership interest in the
Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture")
is an unincorporated joint arrangement between Diavik Diamond Mines Inc.
("DDMI") (60%) and Harry Winston Diamond Limited Partnership ("HWDLP") (40%)
where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife,
Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.
As a result of the strategic investment by Kinross Gold Corporation
("Kinross") of Toronto, Canada, described below, HWDLP is 77.5% owned by the
Company and 22.5% owned by Kinross. Kinross's 22.5% ownership is reported in the consolidated financial statements as part of non-controlling interest.
     On March 31, 2009, Kinross made a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross subscribed for 15.2 million of the Company's treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company's issued equity post the transaction. Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a net effective subscription value of $103.7 million. With the closing of the
Kinross transaction, the Company's economic interest in the Diavik Diamond
Mine is 31%.

     Market Commentary

     The Diamond Market

     During the first half of fiscal 2010, the rough diamond market experienced substantial price weakness as the industry was significantly impacted by the global financial crisis and the resulting economic slowdown.
Stability returned to the rough diamond market during the third quarter of the year and prices strengthened considerably. This recovery continued in the fourth quarter, with rough diamond prices closing the year only slightly below the market highs achieved in fiscal 2009. Sustained demand from the Far East and India was coupled with a cautious renewal of interest from US retailers.
The availability of credit improved as banks responded to the positive diamond market by reducing the tight credit restrictions imposed during the global financial crisis.
     The price of polished diamonds, which experienced a less significant decline than rough diamond prices, has almost returned to previous levels and even surpassed these in certain popular ranges.
     The outlook for the diamond market for fiscal 2011 is positive, with evidence of increased consumer demand in the Far East and India, coupled with the reawakening of the US retail sector, providing the basis for continued
expected price growth in rough diamonds.

     The Retail Jewelry Market

     The luxury diamond jewelry market was also negatively affected by the depth and duration of the global economic recession. During the third quarter of the year, signs of recovery began to appear, particularly in Asia. In the
US, many retailers reported a stronger holiday season than in the previous year as overall consumer sentiment appears to be more positive. The global economy continues to recover from the recession at varying rates depending on the region. During fiscal 2011, consumer demand for luxury diamond jewelry is expected to be strong in Asia, but the US and European markets are expected to experience a more modest recovery.
     (R) Harry Winston is a registered trademark of Harry Winston Inc.

     Consolidated Financial Results

     The following is a summary of the Company's consolidated quarterly results for the eight quarters ended January 31, 2010 following the basis of presentation utilized in its Canadian GAAP financial statements:

     <<
     (expressed in thousands of United States dollars except per share amounts and where otherwise noted)
     (quarterly results are unaudited)

     -------------------------------------------------------------------------
                                           2010      2010      2010      2010
                                             Q4        Q3        Q2        Q1
     -------------------------------------------------------------------------
     Sales                             $133,654  $ 74,828  $ 94,776  $109,643
     Cost of sales                       96,257    45,227    66,294    83,944
     -------------------------------------------------------------------------
     Gross margin                        37,397    29,601    28,482    25,699
     Gross margin (%)                     28.0%     39.6%     30.1%     23.4%
     Selling, general and
      administrative expenses            40,479    34,542    32,380    35,749
     -------------------------------------------------------------------------
     Earnings (loss) from operations     (3,082)   (4,941)   (3,898)  (10,050)
     -------------------------------------------------------------------------
     Interest and financing expenses     (2,396)   (2,448)   (2,998)   (3,699)
     Other income                           129        99        83       281
     Insurance settlement                     -       100         -     3,250
     Dilution loss                            -         -      (539)  (34,222)
     Impairment charge                        -         -         -         -
     Foreign exchange gain (loss)        (1,978)    1,598   (25,274)   (5,839)
     -------------------------------------------------------------------------
     Earnings (loss) before
      income taxes                       (7,327)   (5,592)  (32,626)  (50,279)
     Income taxes (recovery)             (5,800)   (4,221)   (5,662)   (3,120)
     -------------------------------------------------------------------------
     Earnings (loss) before
      non-controlling interest           (1,527)   (1,371)  (26,964)  (47,159)
     Non-controlling interest             1,831    (1,157)   (2,443)   (2,075)
     -------------------------------------------------------------------------
     Net earnings (loss)               $ (3,358) $   (214) $(24,521) $(45,084)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Basic earnings (loss)
      per share                        $  (0.04) $   0.00  $  (0.32) $  (0.68)
     Diluted earnings (loss)
      per share                        $  (0.04) $   0.00  $  (0.32) $  (0.68)
     Cash dividends declared
      per share                        $   0.00  $   0.00  $   0.00  $   0.00
     Total assets(i)                   $  1,495  $  1,535  $  1,533  $  1,592
     Total long-term liabilities(i)    $    477  $    506  $    507  $    496
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                           2009      2009      2009      2009
                                             Q4        Q3        Q2        Q1
     -------------------------------------------------------------------------
     Sales                             $118,399  $148,623  $186,119  $156,079
     Cost of sales                       68,908    71,679    73,542    73,149
     -------------------------------------------------------------------------
     Gross margin                        49,491    76,944   112,577    82,930
     Gross margin (%)                     41.8%     51.8%     60.5%     53.1%
     Selling, general and
      administrative expenses            39,399    33,998    39,194    43,285
     -------------------------------------------------------------------------
     Earnings (loss) from operations     10,092    42,946    73,383    39,645
     -------------------------------------------------------------------------
     Interest and financing expenses     (4,960)   (4,678)   (5,366)   (5,453)
     Other income                           778       407       815       246
     Insurance settlement                17,240         -         -         -
     Dilution loss                            -         -         -         -
     Impairment charge                  (93,780)        -         -         -
     Foreign exchange gain (loss)         4,649    48,982     5,301       155
     -------------------------------------------------------------------------
     Earnings (loss) before
      income taxes                      (65,981)   87,657    74,133    34,593
     Income taxes (recovery)              7,052    15,685    24,185    13,336
     -------------------------------------------------------------------------
     Earnings (loss) before
      non-controlling interest          (73,033)   71,972    49,948    21,257
     Non-controlling interest               (58)       81         1         1
     -------------------------------------------------------------------------
     Net earnings (loss)               $(72,975) $ 71,891  $ 49,947  $ 21,256
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Basic earnings (loss)
      per share                        $  (1.19) $   1.17  $   0.81  $   0.35
     Diluted earnings (loss)
      per share                        $  (1.19) $   1.17  $   0.81  $   0.35
     Cash dividends declared
      per share                        $   0.05  $   0.05  $   0.05  $   0.05
     Total assets(i)                   $  1,567  $  1,645  $  1,637  $  1,591
     Total long-term liabilities(i)    $    550  $    562  $    617  $    634
     -------------------------------------------------------------------------

     ---------------------------------------------------------------
                                           2010      2009      2008
                                          Total     Total     Total
     ---------------------------------------------------------------
     Sales                             $412,901  $609,220  $679,307
     Cost of sales                      291,722   287,278   311,187
     ---------------------------------------------------------------
     Gross margin                       121,179   321,942   368,120
     Gross margin (%)                     29.3%     52.8%     54.2%
     Selling, general and
      administrative expenses           143,150   155,876   150,445
     ---------------------------------------------------------------
     Earnings (loss) from operations    (21,971)  166,066   217,675
     ---------------------------------------------------------------
     Interest and financing expenses    (11,541)  (20,457)  (27,858)
     Other income                           592     2,246     2,758
     Insurance settlement                 3,350    17,240    13,488
     Dilution loss                      (34,761)        -         -
     Impairment charge                        -   (93,780)        -
     Foreign exchange gain (loss)       (31,493)   59,087   (43,391)
     ---------------------------------------------------------------
     Earnings (loss) before
      income taxes                      (95,824)  130,402   162,672
     Income taxes (recovery)            (18,803)   60,256    56,094
     ---------------------------------------------------------------
     Earnings (loss) before
      non-controlling interest          (77,021)   70,146   106,578
     Non-controlling interest            (3,845)       25       170
     ---------------------------------------------------------------
     Net earnings (loss)               $(73,176) $ 70,121  $106,408
     ---------------------------------------------------------------
     ---------------------------------------------------------------
     Basic earnings (loss)
      per share                        $  (0.99) $   1.15  $   1.82
     Diluted earnings (loss)
      per share                        $  (0.99) $   1.15  $   1.81
     Cash dividends declared
      per share                        $   0.00  $   0.20  $   0.80
     Total assets(i)                   $  1,495  $  1,567  $  1,494
     Total long-term liabilities(i)    $    477  $    550  $    660
     ---------------------------------------------------------------
     (i) Total assets and total long-term liabilities are expressed in millions of United States dollars.

         The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston
         Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik
         Diamond Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See "Segmented Analysis" on page 10 for additional information.
     >>

     Year Ended January 31, 2010 Compared to Year Ended January 31, 2009

     CONSOLIDATED NET EARNINGS

     The Company recorded a consolidated net loss for the fiscal year ended
January 31, 2010 of $73.2 million or $0.99 per share compared to net earnings of $70.1 million or $1.15 per share for the prior year. The current year consolidated net loss includes a non-cash dilution loss of $34.8 million or
$0.47 per share as a result of the investment by Kinross in HWDLP, which holds the Company's 40% interest in the Diavik Diamond Mine. Also included in the consolidated net loss for the year was a net foreign exchange loss of $31.5 million or $0.43 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $59.1 million or $0.96 per share in the prior year. In addition, the Company recognized a subsequent after-tax gain on insurance settlement of $2.1 million or $0.03 per share that resulted from the
December 2008 robbery at the Harry Winston Paris salon, versus an after-tax gain on insurance settlement of $9.9 million or $0.16 per share recorded in the prior year. The prior year consolidated net earnings also included a non-cash write-down of goodwill relating to the retail operations of $93.8 million or $1.54 per share.

     CONSOLIDATED SALES

     The Company recorded sales for the fiscal year ended January 31, 2010 of
$412.9 million compared to sales of $609.2 million for the prior year. On a segment basis, rough diamond sales accounted for $187.9 million of these sales compared to $328.2 million for the prior year. The Company completed eight rough diamond sales during the fiscal year compared to nine rough diamond sales in the prior year. Harry Winston's retail segment sales were $225.0 million, compared to $281.0 million for the prior year. See "Segmented
Analysis" on page 10 for additional information.

     CONSOLIDATED COST OF SALES AND GROSS MARGIN

     The Company recorded cost of sales of $291.7 million for a gross margin of 29.3% during the fiscal year compared to $287.3 million and a gross margin of 52.8% during the prior year. The Company's cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See
"Segmented Analysis" on page 10 for additional information.

     CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     The principal components of selling, general and administrative ("SG&A")
expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of
$143.2 million for the fiscal year compared to $155.9 million in the prior year.
     Included in SG&A expenses for the year are $19.5 million for the mining segment compared to $19.9 million for the prior year and $123.6 million for the retail segment compared to $136.0 million for the prior year. In the fourth quarter, SG&A expenses included executive severance of $4.2 million,
$1.5 million of which was related to the mining segment and $2.7 million of which was related to the retail segment. For the retail segment, the decrease was due to an adjustment to incentive-based compensation, reduced advertising and selling expenses, savings from staff reductions and reductions in discretionary spending. See "Segmented Analysis" on page 10 for additional information.

     CONSOLIDATED INCOME TAXES

     The Company recorded a tax recovery of $18.8 million during the fiscal year, compared to a tax expense of $60.3 million in the prior year. The
Company's effective income tax rate for the year, excluding Harry Winston's retail segment, is 15%, which is based on a statutory income tax rate of 30%
adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.
     The Company's functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the
US dollar. During the twelve months ended January 31, 2010, the Company recorded an unrealized foreign exchange loss of $24.4 million on the revaluation of the Canadian denominated future income tax liability, as compared to an unrealized foreign exchange gain of $48.6 million recorded in the prior year. The unrealized foreign exchange loss is not deductible for
Canadian income tax purposes.
     During the twelve months ended January 31, 2010, the Company recorded a non-cash dilution loss of $34.8 million as a result of the investment by
Kinross in HWDLP, which holds the Company's 40% interest in the Diavik Diamond
Mine. The dilution loss is not deductible for Canadian tax purposes and hence no tax recovery was recorded against the dilution loss. In addition, a certain portion of the Company's loss before income taxes is allocated to Kinross as a result of its investment of an indirect interest in the Diavik Diamond Mine.
As a result, the tax impact of the loss allocated to non-controlling interest is recorded as a reconciling item in the tax rate reconciliation.
     The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2030.
     The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

     <<
                                                      Year ended   Year ended
                                                      January 31,  January 31,
                                                            2010         2009
     -------------------------------------------------------------------------
     Statutory income tax rate                               30%          31%
     Northwest Territories mining royalty
      (net of income tax relief)                              -%          12%
     Impact of foreign exchange                             (3)%        (16)%
     Earnings subject to tax different
      than statutory rate                                     5%         (5)%
     Changes in valuation allowance                         (2)%           2%
     Assessments and adjustments                              3%           -%
     Impact of impairment charge on goodwill                  -%          22%
     Tax effect on income allocated to
      non-controlling interest                              (2)%           -%
     Tax effect on dilution loss                           (11)%           -%
     Effective income tax rate                               20%          46%
     -------------------------------------------------------------------------
     >>

     CONSOLIDATED INTEREST AND FINANCING EXPENSES

     Interest and financing expenses of $11.5 million were incurred during the fiscal year compared to $20.5 million for the prior year. The Company repaid the full amount of $74.2 million of the mining segment's senior secured term and revolving credit facilities with the March 31, 2009 closing of the Kinross transaction. Interest and financing expenses were also impacted by a reduction in debt levels at the retail segment during the year.

     CONSOLIDATED OTHER INCOME

     Other income, which includes interest income on the Company's various bank balances, was $0.6 million during the year compared to $2.2 million in the prior year.

     CONSOLIDATED INSURANCE SETTLEMENT

     During the fiscal year, the Company received the remaining insurance settlement of $3.4 million pre-tax related to the December 2008 robbery at the
Harry Winston Paris salon. In the prior year, the Company recognized a pre-tax gain of $16.7 million in the fourth quarter on settlement of the insurance claim relating to the December 2008 robbery. Also included in the prior year was a gain on insurance settlement of $0.5 million resulting from an excavator fire that occurred at the Diavik Diamond Mine in the fourth quarter of fiscal
2006.

     CONSOLIDATED DILUTION LOSS

     The Company recorded a non-cash dilution loss of $34.8 million as a result of the investment by Kinross in HWDLP, which holds the Company's 40%
interest in the Diavik Diamond Mine.

     CONSOLIDATED IMPAIRMENT CHARGE

     In the prior year, the Company determined that the fair value of its retail segment was below the carrying value and recorded a non-cash goodwill impairment charge of $93.8 million.

     CONSOLIDATED FOREIGN EXCHANGE

     A net foreign exchange loss of $31.5 million was recognized during the fiscal year compared to a net foreign exchange gain of $59.1 million in the prior year. The current year loss relates principally to the revaluation of the Company's Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the
US dollar at January 31, 2010. The Company's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The
Company does not currently have any significant foreign exchange derivative instruments outstanding.

     Three Months Ended January 31, 2010 Compared to Three Months Ended
January 31, 2009

     CONSOLIDATED NET EARNINGS

     The Company recorded a fourth quarter consolidated net loss of $3.4 million or $0.04 per share compared to a net loss of $73.0 million or $1.19 per share in the fourth quarter of the prior year. Included in consolidated net loss for the quarter was a net foreign exchange loss of $2.0 million or
$0.03 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $4.6 million or $0.08 per share in the comparable quarter of the prior year. The comparable quarter of the prior year also included a non-cash write-down of goodwill relating to the retail operations of $93.8 million or $1.53 per share and an after-tax gain on insurance settlement of $9.9 million or $0.16 per share that resulted from the December
2008 robbery at the Harry Winston Paris salon.

     CONSOLIDATED SALES

     Sales for the fourth quarter totalled $133.7 million, consisting of rough diamond sales of $63.5 million and retail segment sales of $70.2 million. This compares to sales of $118.4 million in the comparable quarter of the prior year (rough diamond sales of $51.1 million and retail segment sales of $67.3 million). The Company held three rough diamond sales in the fourth quarter, compared to two in the comparable quarter of the prior year. See "Segmented
Analysis" on page 10 for additional information.

     CONSOLIDATED COST OF SALES AND GROSS MARGIN

     The Company's fourth quarter cost of sales was $96.3 million for a gross margin of 28.0% compared to a cost of sales of $68.9 million and a gross margin of 41.8% for the comparable quarter of the prior year. The Company's cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See "Segmented Analysis" on page 10 for additional information.

     CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     The principal components of SG&A expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs.
The Company incurred SG&A expenses of $40.5 million for the fourth quarter, compared to $39.4 million in the comparable quarter of the prior year.
     Included in SG&A expenses for the fourth quarter are $4.9 million for the mining segment compared to $4.4 million for the comparable quarter of the prior year and $35.6 million for the retail segment compared to $35.0 million for the comparable quarter of the prior year. For the mining and retail segments, the higher SG&A expenses were due to executive severance. See
"Segmented Analysis" on page 10 for additional information.

     CONSOLIDATED INCOME TAXES

     The Company recorded a tax recovery of $5.8 million during the fourth quarter, compared to a tax expense of $7.1 million in the comparable quarter of the prior year. The Company's effective income tax rate for the quarter, excluding Harry Winston's retail segment, is 262%, which is based on a statutory income tax rate of 30% adjusted for various items including
Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.
     The Company's functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the
US dollar. During the fourth quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded a foreign exchange loss of
$2.2 million on the revaluation of the Company's Canadian dollar denominated future income tax liability. This compares to a foreign exchange gain of $3.9 million in the comparable quarter of the prior year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.
     During the fourth quarter, the Company also recorded a $3.8 million recovery in future Northwest Territories mining royalty as a result of an adjustment to the effective future royalty tax rate applicable to the Company as at the end of fiscal 2010. This adjustment is the primary cause of the unusual effective tax rate for the current quarter.
     The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2030.
     The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

     <<
                                                           Three        Three
                                                          months       months
                                                           ended        ended
                                                      January 31,  January 31,
                                                            2010         2009
     -------------------------------------------------------------------------
     Statutory income tax rate                               30%          31%
     Northwest Territories mining royalty
      (net of income tax relief)                              3%         (1)%
     Impact of foreign exchange                               8%           -%
     Earnings subject to tax different
      than statutory rate                                   (3)%           4%
     Changes in valuation allowance                        (12)%         (2)%
     Assessments and adjustments                             53%           2%
     Impact of impairment charge on goodwill                  -%        (44)%
     Other items                                              -%         (1)%
     Effective income tax rate                               79%        (11)%
     -------------------------------------------------------------------------
     >>

     CONSOLIDATED INTEREST AND FINANCING EXPENSES

     Interest and financing expenses of $2.4 million were incurred during the fourth quarter compared to $5.0 million during the comparable quarter of the prior year. The Company repaid the full amount of $74.2 million of the mining segment's senior secured term and revolving credit facilities with the March
31, 2009 closing of the Kinross transaction. Interest and financing expenses were also impacted by a reduction in debt levels at the retail segment during the quarter.

     CONSOLIDATED OTHER INCOME

     Other income of $0.1 million was recorded during the quarter compared to
$0.8 million in the comparable quarter of the prior year.

     CONSOLIDATED INSURANCE SETTLEMENT

     In the comparable quarter of the prior year, the Company recognized a pre-tax gain of $16.7 million on settlement of the insurance claim relating to the December 2008 robbery at the Harry Winston Paris salon. Also included the prior year was a gain on insurance settlement of $0.5 million resulting from an excavator fire that occurred at the Diavik Diamond Mine in the fourth quarter of fiscal 2006.

     CONSOLIDATED IMPAIRMENT CHARGE

     In the prior year, the Company determined that the fair value of its retail segment was below the carrying value and recorded a non-cash goodwill impairment charge of $93.8 million.

     CONSOLIDATED FOREIGN EXCHANGE

     A net foreign exchange loss of $2.0 million was recognized during the quarter compared to a net foreign exchange gain of $4.6 million in the comparable quarter of the prior year. The loss relates principally to the revaluation of the Company's Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at January 31, 2010. The Company's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

     Segmented Analysis

     The operating segments of the Company include mining and retail segments.

     Mining

     The mining segment includes the production and sale of rough diamonds.

     <<
     (expressed in thousands of United States dollars)
     (quarterly results are unaudited)

     -------------------------------------------------------------------------
                                           2010      2010      2010      2010
                                             Q4        Q3        Q2        Q1
     -------------------------------------------------------------------------
     Sales                             $ 63,489  $ 20,765  $ 45,941  $ 57,690
     Cost of sales                       57,027    20,319    40,049    57,256
     -------------------------------------------------------------------------
     Gross margin                         6,462       446     5,892       434
     Gross margin (%)                     10.2%      2.1%     12.8%      0.8%
     Selling, general and
      administrative expenses             4,885     4,932     4,182     5,503
     -------------------------------------------------------------------------
     Earnings (loss) from operations   $  1,577  $ (4,486) $  1,710  $ (5,069)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                           2009      2009      2009      2009
                                             Q4        Q3        Q2        Q1
     -------------------------------------------------------------------------
     Sales                             $ 51,100  $ 90,716  $105,014  $ 81,393
     Cost of sales                       34,612    40,617    32,390    32,150
     -------------------------------------------------------------------------
     Gross margin                        16,488    50,099    72,624    49,243
     Gross margin (%)                     32.3%     55.2%     69.2%     60.5%
     Selling, general and
      administrative expenses             4,430     3,114     5,151     7,208
     -------------------------------------------------------------------------
     Earnings (loss) from operations   $ 12,058  $ 46,985  $ 67,473  $ 42,035
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ---------------------------------------------------------------
                                           2010      2009      2008
                                          Total     Total     Total
     ---------------------------------------------------------------
     Sales                             $187,885  $328,223  $413,772
     Cost of sales                      174,651   139,769   169,680
     ---------------------------------------------------------------
     Gross margin                        13,234   188,454   244,092
     Gross margin (%)                      7.0%     57.4%     59.0%
     Selling, general and
      administrative expenses            19,502    19,903    23,359
     ---------------------------------------------------------------
     Earnings (loss) from operations   $ (6,268) $168,551  $220,733
     ---------------------------------------------------------------
     ---------------------------------------------------------------
     >>

     Year Ended January 31, 2010 Compared to Year Ended January 31, 2009

     MINING SALES

     Rough diamond sales for the year totalled $187.9 million compared to
$328.2 million in the prior year resulting from a combination of a 34%
decrease in the Company's achieved rough diamond prices and a 14% decrease in volume of carats sold. The Company held eight rough diamond sales during the fiscal year, compared to nine in the prior year and ten in normal years. Rough diamond prices have increased significantly over the market lows seen in the first quarter of this year but the average price for the year remains lower than the average price achieved in the prior year. In addition, the Company's achieved prices were particularly low in the first quarter as the sales mix contained a significant proportion of lower value goods carried in inventory from January 31, 2009. Rough diamond production during the year was significantly lower than the prior year due to the Summer Shutdown and a general reduction in mining activity to reflect the softness in the rough diamond market.

     MINING COST OF SALES AND GROSS MARGIN

     For the fiscal year ended January 31, 2010, cost of sales was $174.7 million resulting in a gross margin of 7.0%, compared to a cost of sales of
$139.8 million and a gross margin of 57.4% in the prior year. The gross margin rate was significantly impacted by lower carat production spread across a largely fixed operating cost platform. The increase in cost of sales, attributable to mining costs, resulted primarily from the costs associated with preparing the A-418 kimberlite pipe for commercial production being capitalized in the first half of the prior year. These same activities have been recorded as direct operating costs in the current year. Also included in cost of sales is $9.8 million related to goods carried in inventory at January
31, 2009, which were sold subsequent to year end.
     A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company's cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

     MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     SG&A expenses for the mining segment decreased by $0.4 million from the prior year.

     Three Months Ended January 31, 2010 Compared to Three Months Ended
January 31, 2009

     MINING SALES

     Rough diamond sales for the quarter totalled $63.5 million compared to
$51.1 million in the comparable quarter of the prior year resulting from a combination of a 12% increase in the Company's achieved rough diamond prices and an 11% increase in volume of carats sold. The Company held three rough diamond sales in the fourth quarter compared to two in the comparable quarter of the prior year. Rough diamond production during the quarter was significantly lower than the comparable quarter of the prior year due to a planned reduction in mining activity to reflect the softness in the rough diamond market earlier in the year. Rough diamond prices continued to increase over the third quarter of the current year but remain lower than the highs achieved during fiscal 2009.
     The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond
Mine, the number of sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

     MINING COST OF SALES AND GROSS MARGIN

     The Company's fourth quarter cost of sales was $57.0 million resulting in a gross margin of 10.2% compared to a cost of sales of $34.6 million and a gross margin of 32.3% in the comparable quarter of the prior year. The decrease in gross margin resulted primarily from lower carat production. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.
     A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company's cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

     MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     SG&A expenses for the mining segment increased by $0.5 million from the comparable period of the prior year due to executive severance.

     Mining Segment Operational Update

     Annual production at the Diavik Diamond Mine was 5.5 million carats, consisting of 3.4 million carats produced from 0.58 million tonnes of ore from the A-154 South kimberlite pipe and 2.1 million carats produced from 0.78 million tonnes of ore from the A-418 kimberlite pipe. Annual production was
9.2 million carats during calendar 2008. The lower production in the current calendar year resulted from the Summer Shutdown and a planned reduction in mining activity to reflect the softness in the rough diamond market.
     Ore production for the fourth calendar quarter consisted of 1.0 million carats produced from 0.16 million tonnes of ore from the A-154 South kimberlite pipe and 0.6 million carats produced from 0.21 million tonnes of ore from the A-418 kimberlite pipe. Rough diamond production was significantly lower than the comparable calendar quarter of the prior year due to a planned reduction in mining activity to reflect the softness in the rough diamond market earlier in the year. Average grade decreased to 4.2 carats per tonne in the fourth calendar quarter from 4.6 carats per tonne in the comparable quarter of the prior year. The decrease in average grade was primarily driven by a decrease in the proportion of ore sourced from the A-154 South kimberlite pipe.

     HARRY WINSTON DIAMOND LIMITED PARTNERSHIP'S 40% SHARE OF DIAVIK DIAMOND
MINE PRODUCTION

     <<
     (reported on a one-month lag)

     -------------------------------------------------------------------------
                       Three months  Three months Twelve months Twelve months
                              ended         ended         ended         ended
                        December 31,  December 31   December 31   December 31
                               2009          2008          2009          2008
     -------------------------------------------------------------------------
     Diamonds recovered
      (000s carats)             612         1,039         2,226         3,690
     Grade (carats/tonne)      4.19          4.56          4.09          3.82
     -------------------------------------------------------------------------
     >>

     Mining Segment Outlook

     A mine plan and budget for calendar 2010 has been approved by Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company. The plan for calendar 2010 foresees Diavik Diamond Mine production of approximately 7.8 million carats from the processing of 2.1 million tonnes of ore.

     PRICING

     The rough diamond market continues to experience a robust recovery from the extreme market lows seen in the first quarter of the year and pricing has improved significantly. Future sustained price growth is anticipated in the rough diamond market during a period of diminishing rough diamond supply.

     PRODUCTION

     In calendar 2010, open pit mining from the A-418 kimberlite pipe supplemented by the A-154 South kimberlite pipe is expected to be the primary source of ore. Underground mining is scheduled to commence in the first calendar quarter, with ore sourced mainly from the A-154 South kimberlite pipe. Total open pit ore mined is expected to be 1.4 million tonnes, and total underground ore mined is expected to be 0.7 million tonnes.
     Looking beyond calendar 2010, the objective is to utilize as much of the processing capability as possible with a combination of underground and open pit production. As underground capacity ramps up, open pit production from the
A-418 kimberlite pipe will synchronously decline. A new mining technique is under consideration for the potential mining of the A-21 resource. The feasibility of this resource is now under review with the objective that it becomes the supplemental ore source to underground production beyond 2012. In addition, exploration work has identified extensions at depth to the A-418 and
A-154 North kimberlite pipes. Extension of production beyond 2022 will be dependent on bringing resources and exploratory tonnages into reserves.

     COST OF SALES

     The Company expects cost of sales in fiscal 2011 to increase to approximately $265 million at an assumed average Canadian/US dollar exchange rate of $1.00. The increase over fiscal 2010 is due primarily to the cost of mining open pit synchronously with the high-cost start-up phase of underground mining. Of this increase, approximately half is related to an increase in non-cash costs. The Company expects that the cost of sales will decline as the velocity of underground mining increases and open pit waste stripping ends.

     CAPITAL EXPENDITURES

     For fiscal 2010, HWDLP's share of capital expenditures was $51 million, of which underground capital expenditures were $41 million. During fiscal
2011, HWDLP's 40% share of the planned capital expenditures is expected to be approximately $56 million at an assumed average Canadian/US dollar exchange rate of $1.00, of which $26 million relates to substantially completing underground development.

     Retail

     The retail segment includes sales from Harry Winston salons, which are located in prime markets around the world, including eight salons in the
United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas,
Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills,
Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and four salons in Asia outside of Japan: Beijing, Taipei, Hong Kong and Singapore.

     <<
     (expressed in thousands of United States dollars)
     (quarterly results are unaudited)

     -------------------------------------------------------------------------
                                           2010      2010      2010      2010
                                             Q4        Q3        Q2        Q1
     -------------------------------------------------------------------------
     Sales                             $ 70,165  $ 54,063  $ 48,835  $ 51,953
     Cost of sales                       39,230    24,908    26,245    26,688
     -------------------------------------------------------------------------
     Gross margin                        30,935    29,155    22,590    25,265
     Gross margin (%)                     44.1%     53.9%     46.3%     48.6%
     Selling, general and
      administrative expenses            35,594    29,610    28,198    30,246
     -------------------------------------------------------------------------
     Earnings (loss) from operations   $ (4,659) $   (455) $ (5,608) $ (4,981)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                           2009      2009      2009      2009
                                             Q4        Q3        Q2        Q1
     -------------------------------------------------------------------------
     Sales                             $ 67,299  $ 57,907  $ 81,105  $ 74,686
     Cost of sales                       34,296    31,062    41,152    40,999
     -------------------------------------------------------------------------
     Gross margin                        33,003    26,845    39,953    33,687
     Gross margin (%)                     49.0%     46.4%     49.3%     45.1%
     Selling, general and
      administrative expenses            34,969    30,884    34,043    36,077
     -------------------------------------------------------------------------
     Earnings (loss) from operations   $ (1,966) $ (4,039) $  5,910  $ (2,390)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     ---------------------------------------------------------------
                                           2010      2009      2008
                                          Total     Total     Total
     ---------------------------------------------------------------
     Sales                             $225,016  $280,997  $265,535
     Cost of sales                      117,071   147,509   141,507
     ---------------------------------------------------------------
     Gross margin                       107,945   133,488   124,028
     Gross margin (%)                     48.0%     47.5%     46.7%
     Selling, general and
      administrative expenses           123,648   135,973   127,086
     ---------------------------------------------------------------
     Earnings (loss) from operations   $(15,703) $ (2,485) $ (3,058)
     ---------------------------------------------------------------
     ---------------------------------------------------------------
     >>

     Year Ended January 31, 2010 Compared to Year Ended January 31, 2009

     RETAIL SALES

     Sales for the fiscal year ended January 31, 2010 were $225.0 million compared to $281.0 million for the prior year, a decrease of 20%. Sales in
Asia increased 11% to $77.0 million, US sales decreased 22% to $72.9 million and European sales decreased 36% to $75.1 million.

     RETAIL COST OF SALES AND GROSS MARGIN

     Cost of sales for the retail segment for the fiscal year was $117.1 million compared to $147.5 million for the prior year. Gross margin for the fiscal year was $107.9 million or 48.0% compared to $133.5 million or 47.5%
for the prior year. Excluding the impact of sales of Harry Winston Inc.
pre-acquisition inventory, gross margin for the fiscal year and the prior year would have been 48.5% and 49.4%, respectively.

     RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     SG&A expenses decreased to $123.6 million from $136.0 million in the prior year. The decrease was due to an adjustment to incentive-based compensation, reduced advertising and selling expenses, savings from staff reductions and reductions in discretionary spending. SG&A expenses include depreciation and amortization expense of $13.0 million, compared to $12.6 million in the prior year.

     Three Months Ended January 31, 2010 Compared to Three Months Ended
January 31, 2009

     RETAIL SALES

     Sales for the fourth quarter were $70.2 million compared to $67.3 million for the comparable quarter of the prior year, an increase of 4%. Sales in Asia increased 52% to $26.9 million, US sales increased 40% to $26.2 million and
European sales decreased 45% to $17.1 million.

     RETAIL COST OF SALES AND GROSS MARGIN

     Cost of sales for the retail segment for the fourth quarter was $39.2 million compared to $34.3 million for the comparable quarter of the prior year. Gross margin for the quarter was $30.9 million or 44.1% compared to
$33.0 million or 49.0% for the fourth quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the fourth quarter and the comparable quarter of the prior year would have been 44.2% and 50.1%, respectively. The decrease in gross margin resulted primarily from a product mix comprising a higher proportion of lower margin sales.

     RETAIL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     SG&A expenses increased to $35.6 million from $35.0 million in the comparable quarter of the prior year. SG&A expenses include depreciation and amortization expense of $3.3 million, compared to $3.2 million in the comparable quarter of the prior year.

     Retail Segment Operational Update

     For the fiscal year, the retail segment recorded a sales decrease of 20%.
Strong sales in Asia, including Japan, partially compensated for weak sales in the US and Europe. The retail segment successfully introduced the Harry
Winston New York Collection, a series of jewelry and timepieces inspired by the glamour and architecture of some of New York's most famous landmarks. The retail segment implemented a series of measures during the year to significantly lower the cost structure and maximize liquidity, including reductions in discretionary expenses, inventory levels and capital expenditures. Harry Winston Inc. currently operates a network of 19 retail salons, including a new salon that opened in Singapore in July 2009.
     Consumer demand for luxury goods increased in the fourth quarter, reversing the dramatic slowdown experienced during the first half of this fiscal year. During the fourth quarter, the retail segment recorded a 4%
increase in sales versus the comparable quarter of the prior year. This continues a positive trend of improving sales as the global economy recovers from the economic downturn. The increase in sales was driven by positive consumer response to the introduction of the Harry Winston New York
Collection, strong Asian sales and an improved holiday season in the US.

     Retail Segment Outlook

     Harry Winston Inc. expects sales in the luxury jewelry market to continue to strengthen. For fiscal 2011, the retail segment anticipates strong sales growth and underlying gross margins, resulting in an improvement in earnings from operations. The positive momentum from the holiday season is expected to continue as the global economic recovery gains traction. The emerging markets and Asia are expected to remain strong while the US and European markets continue to recover. The retail segment will continue to offer the highest quality products and services to its customers. The Company believes that the strength of the Harry Winston brand, supported by a global distribution network in prime locations and the introduction of new products, has positioned the retail segment for a higher level of sustained profitability over the next several years.

     Liquidity and Capital Resources

     Working Capital

     As at January 31, 2010, the Company had unrestricted cash and cash equivalents of $63.0 million and contingency cash collateral and cash reserves of $nil, compared to $16.7 million and $30.1 million, respectively, at January
31, 2009. The Company had cash on hand and balances with banks of $61.5 million and short-term investments of $1.5 million at January 31, 2010. Total cash resources were impacted by the $150.0 million net investment by Kinross and the subsequent repayment by the Company of the mining segment's $74.2 million senior secured term and revolving credit facilities on March 31, 2009.
With the repayment of these facilities, the Company is no longer required to maintain a cash collateral and cash reserve account.
     During the year ended January 31, 2010, the Company generated $44.2 million in cash from operations compared to $144.1 million in the prior year.
The reduction in cash from operations resulted primarily from significantly lower net earnings compared to the prior year.
     Working capital increased to $284.5 million at January 31, 2010 from
$195.1 million at January 31, 2009. With the cash received from the closing of the Kinross transaction, the Company repaid in full the mining segment's senior secured credit facilities. This transaction increased the Company's working capital from that of January 31, 2009. Also during the fiscal year, the Company decreased accounts receivable by $43.7 million, decreased prepaid expenses and other current assets by $1.8 million, decreased inventory by
$39.0 million, decreased accounts payable and accrued liabilities by $33.3 million, and decreased income taxes payable by $38.9 million.
     The Company's liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik
Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company's principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable.
     With the closing of the Kinross transaction and the repayment in full of the mining segment's senior secured credit facilities, the Company assesses liquidity and capital resources on a consolidated basis. The Company's requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

     Financing Activities

     On March 31, 2009, the Company issued 15.2 million of treasury shares at a price of $3.00 per share to Kinross, being approximately 19.9% of the
Company's issued equity post the transaction. This transaction generated net proceeds of $44.7 million, net of transaction costs.
     During the year, the Company repaid $74.2 million of the mining segment's senior secured term and revolving credit facilities with the closing of the
Kinross transaction.
     As at January 31, 2010, the Company's main retail subsidiary, Harry
Winston Inc., had $140.0 million outstanding on its $250.0 million secured five-year revolving credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents a decrease of $39.6 million from the amount outstanding at January 31, 2009.
     Also included in long-term debt of the Company's retail operations is a
25-year loan agreement for CHF 17.5 million ($16.4 million) used to finance the construction of the Company's watch factory in Geneva, Switzerland. At
January 31, 2010, $15.5 million was outstanding compared to $14.7 million at
January 31, 2009. The bank has a secured interest in the factory building. In addition, the Company has a demand credit facility of CHF 2.0 million ($1.9 million), supported by a $2.0 million standby letter of credit, which is classified as bank advances. At January 31, 2010, $nil was outstanding, compared to $0.5 million at January 31, 2009.
     Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to (Yen)2,030 million ($22.5 million).
At January 31, 2010, $22.5 million had been drawn against these facilities and classified as bank advances compared to $23.1 million at January 31, 2009,
$5.5 million of which was long term.
     At January 31, 2010, no amounts were outstanding under the Company's revolving financing facility relating to its Belgian subsidiary, Harry Winston
Diamond International N.V., or its Indian subsidiary, Harry Winston Diamond
(India) Private Limited. At January 31, 2009, $18.4 million, $4.7 million and
$1.5 million were drawn under the Company's revolving financing facilities relating to Harry Winston Diamond International N.V., Harry Winston Diamond
(Israel) Limited and Harry Winston Diamond (India) Private Limited,
respectively.
     During the year, the Company distributed $9.7 million to Kinross in relation to its investment in HWDLP.

     Investing Activities

     As part of the Kinross transaction, Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a subscription value of $125.1 million.
     During the fiscal year, the Company purchased capital assets of $53.9 million, of which $50.9 million were purchased for the mining segment and $3.0 million for the retail segment.

     Contractual Obligations

     The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint
Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture's total expenditures on a monthly basis. HWDLP's current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2010 to 2014, is approximately $170 million assuming a Canadian/US average exchange rate of
$1.00 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

     CONTRACTUAL OBLIGATIONS

     <<
     (expressed in thousands               Less
      of United States                     than      Year      Year     After
      dollars)                  Total    1 year       2-3       4-5   5 years
     -------------------------------------------------------------------------
     Long-term debt(a)(b)    $188,595  $  7,982  $ 15,612  $148,376  $ 16,625
     Environmental and
      participation
      agreements incremental
      commitments(c)           89,695    75,662     1,870     4,540     7,623
     Operating lease
      obligations(d)          106,250    19,518    28,655    18,734    39,343
     Capital lease
      obligations(e)              367       289        78         -         -
     -------------------------------------------------------------------------
     Total contractual
      obligations            $384,907  $103,451  $ 46,215  $171,650  $ 63,591
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (a) Long-term debt presented in the foregoing table includes current and long-term portions. Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. There are no scheduled repayments required before maturity. At January 31, 2010, $140.0 million had been drawn against this secured credit facility, which expires on March 31, 2013.

         Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($16.4 million) used to finance the construction of the Company's watch factory in Geneva,
         Switzerland. The loan agreement is comprised of a CHF 3.5 million
         ($3.3 million) loan and a CHF 14.0 million ($13.2 million) loan. The
         CHF 3.5 million loan bears interest at a rate of 3.9% and matures on
         April 22, 2013. The CHF 14.0 million loan bears interest at a rate of
         3.55% and matures on January 31, 2033. At January 31, 2010,
         $15.5 million was outstanding on the loan agreement compared to
         $14.7 million at January 31, 2009. The bank has a secured interest in the factory building.

         The Company's first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time. On January 31, 2010, $7.2 million was outstanding on the mortgage payable.

     (b) Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31,
         2010, and have been included under long-term debt in the table above.
         Interest payments for the next twelve months are approximated to be
         $6.8 million.

     (c) The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board.
         These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP's share as at January 31, 2010 was $74.2 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event
         HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture's obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond
         Mine.

     (d) Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space, and long-term leases for property, land, office premises and a fuel tank farm for the Diavik Diamond Mine. Harry
         Winston Inc.'s New York salon lease expires on December 17, 2010 with an option to renew.

     (e) Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.
     >>

     Dividend

     On March 19, 2009, the Company announced that it had suspended its dividend for the time being.

     Disclosure Controls and Procedures

     The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Harry
Winston Diamond Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the Company's annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the
Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Harry Winston Diamond
Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.
     The management of Harry Winston Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109,
Certification of Disclosure in Issuers' Annual and Interim Filings, and in the
United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the
"Exchange Act"), are effective as of January 31, 2010, to ensure that information required to be disclosed in reports that the Company will file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

     Internal Control over Financial Reporting

     The certifying officers of Harry Winston Diamond Corporation have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States,
as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.
     Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in the
Internal Control - Integrated Framework, issued by the Committee of Sponsoring
Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2010.

     Changes in Internal Control over Financial Reporting

     During the fourth quarter of fiscal 2010, there were no changes in the
Company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

     Critical Accounting Estimates

     Management is often required to make judgments, assumptions and estimates in the application of Canadian GAAP that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company's reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Harry Winston Diamond Corporation's financial results.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.
     The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities.
Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.
     Actual results could differ materially from those estimates in the near term.

     Deferred Mineral Property Costs and Mineral Reserves

     Harry Winston Diamond Corporation capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.
     On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Diamond Mine's latest projected open pit and underground life from the mine plan and diamond prices from the Diavik
Project feasibility study, there is no requirement to write down deferred mineral property costs.
     The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

     Future Site Restoration Costs

     The Company has obligations for future site restoration costs. The
Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset.
Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.
If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. As at
January 31, 2010, estimates of all legal obligations at the joint venture level have been included in the consolidated financial statements of the
Company. Processes to track and monitor these obligations are carried out at the joint venture level.

     Intangible Assets

     Certain of the Company's intangible assets are recorded at fair value upon acquisition and have an indefinite useful life. The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management. These approaches involve significant management judgment and, as a result, are subject to change.

     Risks and Uncertainties

     Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company's other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the
Company's business prospects or financial condition.

     Nature of Mining

     The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters.
Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment;
environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.
     The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company's profitability.

     Nature of Joint Arrangement with DDMI

     HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims.
HWDLP is owned 77.5% by the Company and 22.5% by Kinross. The Diavik Diamond
Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI's 60% interest in the Diavik
Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik
Diamond Mine and the development of the Diavik group of mineral claims.
Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP's interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

     Agreement with Kinross

     Under the amended partnership agreement of HWDLP, the general partner is entitled to request that the partners in the partnership advance funds to the partnership pro rata based on their holdings of partnership units for the purpose of satisfying the partnership's obligations under various contractual commitments, including those deriving from the joint arrangement between DDMI and the partnership. The partners may unanimously determine to fund any cash call by way of a loan rather than equity contribution. If a partner fails to contribute its proportion of funds with respect to a cash call, the non-defaulting partner or partners will have the option, but not the obligation, to fund the defaulting partner's portion of the cash call by way of equity contribution or loan or a combination of the two, provided that if any equity contribution is made, the non-defaulting partner's interest in the partnership will be increased proportionately through the issuance of additional partnership units.
     As DDMI, under the joint arrangement between DDMI and the partnership, is able to determine the timing and scope of future project capital expenditures and to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet, the Company's interest in HWDLP could be diluted under the amended partnership agreement as a result of a failure by the Company to meet cash call requirements imposed by the amended partnership agreement.

     Diamond Prices and Demand for Diamonds

     The profitability of the Company is dependent upon production from the
Diavik Diamond Mine and on the results of the operations of its retail operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of further terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company's results of operations.

     Cash Flow and Liquidity

     The Company's liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik
Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the retail segment. The Company's principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the
Company's business prospects or financial condition.

     Economic Environment

     The Company's financial results are tied to the global economic environment. The global markets have experienced the impact of a significant
US and international economic downturn since the fall of 2008. This has restricted the Company's growth opportunities both domestically and internationally, and a return to a recession or weak recovery could cause the
Company to experience further revenue declines across both of its business segments, and a decrease in the availability of credit, which could have a material adverse effect on the Company's business prospects or financial condition.

     Currency Risk

     Currency fluctuations may affect the Company's financial performance.
Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in
Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The
Company's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry
Winston Inc. in currencies other than the US dollar. The appreciation of the
Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the
Diavik Diamond Mine and the amount of the Company's Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc.
From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

     Licences and Permits

     The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The
Diavik Diamond Mine Type "A" Water Licence was renewed by the regional
Wek'eezhii Land and Water Board to October 31, 2015. While the Company
anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

     Regulatory and Environmental Risks

     The operation of the Diavik Diamond Mine, exploration activities at the
Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters.
New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the
Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company's international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.
     Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company's operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

     Climate Change

     Canada ratified the Kyoto Protocol to the United Nations Framework
Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines.
While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company's results of operations.

     Resource and Reserve Estimates

     The Company's figures for mineral resources and ore reserves on the
Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond
Mine may render the mining of ore reserves uneconomical.
     Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

     Insurance

     The Company's business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik
Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc.'s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company's operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

     Fuel Costs

     The Diavik Diamond Mine's expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened "winter road season" or unexpectedly high fuel usage.
     The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

     Reliance on Skilled Employees

     Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.
     The Company's success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the
Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its retail segment.

     Expansion of the Existing Salon Network

     A key component of the Company's retail strategy in recent years has been the expansion of its salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company's liquidity and its results from operations in the absence of increased sales and earnings.

     Competition in the Luxury Jewelry Segment

     The Company is exposed to competition in the retail diamond market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry
Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company's results of operations will be adversely affected.

     Changes in Accounting Policies

     Goodwill and Intangibles Assets

     On February 1, 2008, the Canadian Institute of Chartered Accountants
("CICA") issued Handbook Section 3064, "Goodwill and Intangible Assets". This
Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard effective February 1, 2009. This standard has had no material impact on the consolidated financial statements.

     Credit Risk and the Fair Value of Financial Assets and Liabilities

     In January 2009, the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Liabilities". This abstract requires companies to take each counterparty's credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company applied this EIC abstract commencing the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

     Mining Exploration Costs

     In March 2009, the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on the capitalization of exploration costs related to mining properties and the subsequent impairment review of capitalized exploration costs. The Company applied this EIC abstract commencing the quarter ended
April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

     Financial Instruments - Disclosures

     In June 2009, the CICA amended Section 3862, "Financial Instruments -
Disclosures", to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risk. These amendments require fair value measurements to be classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements as follows:

     <<
         Level 1 - valuation techniques based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

         Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

         Level 3 - valuation techniques based on unobservable market inputs
         (involves assumptions and estimates by management of how market participants would price the assets or liabilities).
     >>

     The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Section 3862 also requires an entity to disclose for each class of financial instrument, any significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for those transfers. For fair value measurements in Level 3 of the fair value hierarchy, a reconciliation from the beginning balances to the ending balances is required, disclosing transfers into or out of Level 3 (attributable to changes in the observability of market data) and the reasons for those transfers. This amendment has resulted in additional disclosures in note 18 of the Company's consolidated financial statements.

     Financial Instruments - Recognition and Measurement

     In August 2009, the CICA issued amendments to Section 3855, "Financial
Instruments - Recognition and Measurement". Under the amendments, reclassification of financial assets out of assets held for trading and assets held for sale categories into the loans and receivables category is now permitted under certain circumstances; the definition of loans and receivables category has been updated so that debt securities that are not quoted in an active market are permitted to be classified in the loans and receivables category; impairment losses relating to available for sale debt instruments must be reversed if the fair value of the instrument increases due to an event occurring after the loss was recognized. These amendments have had no material impact on the consolidated financial statements.

     Recently Issued Accounting Standards

     Equity

     In August 2009, the CICA amended Section 3251, "Equity". The amendments apply only to entities that have adopted Section 1602, "Non-Controlling
Interests". The amendments require separate presentation on the consolidated statements of earnings and comprehensive income of earnings attributable to owners of the Company and those attributable to non-controlling interests. The amendments require that non-controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is mandatory for fiscal years beginning on or after January 1, 2011, the amendments are not applicable to the Company in the current fiscal year.

     Business Combinations

     In December 2008, the CICA issued Handbook Section 1582, "Business
Combinations", which applies prospectively to business combinations with an acquisition date on or after January 1, 2011. The section provides the
Canadian equivalent to IFRS 3, "Business Combinations", and is expected to have a material impact on how prospective business combinations are accounted for by requiring additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.

     International Financial Reporting Standards

     In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International
Financial Reporting Standards ("IFRS") in place of Canadian GAAP for financial periods beginning on or after January 1, 2011. Accordingly, commencing
February 1, 2011, the Company will convert to IFRS and prepare its first financial statements in accordance with IFRS for the three-month period ended
April 30, 2011, with comparative information also prepared under IFRS.
     IFRS 1, "First Time Adoption of International Financial Reporting
Standards" ("IFRS 1"), provides mandatory guidance that generally requires full retrospective application of IFRS and interpretations from the date of transition, February 1, 2010. All material accounting differences between
Canadian GAAP and IFRS will be eliminated generally through opening retained earnings at the date of transition. However, IFRS 1 allows certain optional exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. For the transition year, which commenced February 1, 2010, the Company will continue to report under Canadian GAAP and will be required to capture comparable IFRS financial information.
     The conversion project from Canadian GAAP to IFRS is led by finance management, and includes representatives from various areas of the Company as necessary to plan for and achieve a smooth transition. The Company has engaged the services of a third party expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the
IFRS conversion project is in place. The conversion project consists of three phases:

     <<
         Assessment Phase - This phase involves a review of accounting differences between Canadian GAAP and IFRS; an evaluation of IFRS 1 exemptions for first time IFRS adopters; and a high-level impact assessment on systems and business processes. This phase was completed during the third quarter of fiscal 2010.

         Design Phase - This phase involves prioritizing and resolving accounting treatment issues; quantifying the impact of converting to
         IFRS; reviewing and approving accounting policy choices; performing a detailed impact assessment on systems and processes; designing system and business process changes; developing IFRS training material; and
         drafting IFRS financial statement content. The Company is currently progressing through its design phase activities.

         Implementation Phase - This phase involves changes to systems and business processes; determining the opening IFRS transition balance sheet; dual accounting under both Canadian GAAP and IFRS; and
         preparing detailed reconciliations of Canadian GAAP to IFRS financial statements. The Company commenced the implementation phase of its conversion project towards the end of fiscal 2010.
     >>

     EXPECTED ACCOUNTING DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS

     The Company has identified the following major areas where the accounting differences between Canadian GAAP and existing IFRS may have an impact on the
Company's consolidated financial statements. The accounting differences described below should not be regarded as a complete list of areas that may be impacted by the transition to IFRS.

     <<
         Property, plant and equipment - Separate accounting for components of property, plant and equipment is broader and more vigorously applied under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately
         depreciated.

         Exploration and evaluation - IFRS 6, "Exploration for and Evaluation of Mineral Resources", allows an entity to either develop a new accounting policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company's existing policy.

         Income taxes - Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates. Similar timing differences are also recognized for the differences in tax bases between jurisdictions as a result of intra-
         group transfer of assets.

         Asset impairment - Under IFRS, assets are tested for impairment either individually or within cash generating units. This approach reflects the smallest group of assets capable of generating largely independent cash inflows, which may differ from asset groups under
         Canadian GAAP. Impairment charges relating to long-lived assets may be more frequent under IFRS as the cash flow test for recoverability is based on a one-step discounted cash flow approach. Impairment under IFRS is recognized if the carrying amount exceeds the higher of fair value less cost to sell, or value in use. Reversal of impairment charges is required under IFRS if the circumstances leading to the impairment have changed.
     >>

     The Company also anticipates a significant increase in disclosure within its consolidated financial statements resulting from the adoption of IFRS.
     In a recent announcement, the International Accounting Standards Board updated its estimated publication dates for new or amended IFRS to late 2010 and 2011. It now seems likely that there will be a relatively stable platform of IFRS during the Company's transition year ending January 31, 2011. The
Company will continue to monitor these international accounting developments.
     At this time, the impact of the IFRS conversion project on the Company's financial position and results of operations is not reasonably determinable or estimable.

     Outstanding Share Information

     <<
     As at January 31, 2010
     -------------------------------------------------------------------------
     Authorized                                                     Unlimited
     Issued and outstanding shares                                 76,588,593
     Options outstanding                                            3,233,779
     Fully diluted                                                 79,822,372
     -------------------------------------------------------------------------
     >>

     Additional Information

     Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at
www.sedar.com, and is also available on the Company's website at
http://investor.harrywinston.com.

     <<
                          Consolidated Balance Sheets
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

     As at January 31,                                      2010         2009
     -------------------------------------------------------------------------
     Assets
     Current assets
       Cash and cash equivalents (note 3)            $    62,969  $    16,735
       Cash collateral and cash reserves (note 3)              -       30,145
       Accounts receivable (note 20)                      23,520       66,980
       Inventory and supplies (note 4)                   311,188      346,235
       Prepaid expenses and other current assets          44,220       48,130
     -------------------------------------------------------------------------
                                                         441,897      508,225
     Mining capital assets (note 5)                      802,984      800,358
     Retail capital assets (note 5)                       62,277       68,258
     Intangible assets, net (note 7)                     129,213      130,752
     Other assets (note 8)                                15,629       15,644
     Future income tax asset (note 11)                    42,805       43,338
     -------------------------------------------------------------------------
                                                     $ 1,494,805  $ 1,566,575
                                                    --------------------------
                                                    --------------------------
     Liabilities and Shareholders' Equity
     Current liabilities
       Accounts payable and accrued liabilities
        (note 9)                                     $    87,448  $   118,390
       Income taxes payable                               46,297       76,987
       Bank advances (note 10(d))                         22,485       42,621
       Current portion of long-term debt (note 10)         1,154       75,097
     -------------------------------------------------------------------------
                                                         157,384      313,095
     Long-term debt (note 10)                            161,538      205,625
     Future income tax liability (note 11)               271,822      303,284
     Other long-term liability                             2,201        1,946
     Future site restoration costs (note 12)              41,275       39,506
     Non-controlling interest (note 1)                   177,816          280

     Shareholders' Equity
       Share capital (note 13)                           426,593      381,541
       Contributed surplus                                17,730       16,079
       Retained earnings                                 210,001      283,177
       Accumulated other comprehensive income (note 9)    28,445       22,042
     -------------------------------------------------------------------------
                                                         682,769      702,839
     Commitments and guarantees (note 15)
     -------------------------------------------------------------------------
                                                     $ 1,494,805  $ 1,566,575
                                                    --------------------------
                                                    --------------------------

     See accompanying notes to consolidated financial statements.

                      Consolidated Statements of Earnings
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS,
                           EXCEPT PER SHARE AMOUNTS)

     Years ended January 31,                                2010         2009
     -------------------------------------------------------------------------
     Sales                                           $   412,901  $   609,220
     Cost of sales                                       291,722      287,278
     -------------------------------------------------------------------------
     Gross margin                                        121,179      321,942
     Selling, general and administrative expenses        143,150      155,876
     -------------------------------------------------------------------------
     Earnings (loss) from operations                     (21,971)     166,066
     -------------------------------------------------------------------------
     Interest and financing expenses                     (11,541)     (20,457)
     Other income                                            592        2,246
     Insurance settlement (note 20)                        3,350       17,240
     Dilution loss (note 21)                             (34,761)           -
     Impairment charge (note 22)                               -      (93,780)
     Foreign exchange gain (loss)                        (31,493)      59,087
     -------------------------------------------------------------------------
     Earnings (loss) before income taxes                 (95,824)     130,402
     Income tax expense - Current                          4,586       81,787
     Income tax recovery - Future                        (23,389)     (21,531)
     -------------------------------------------------------------------------
     Earnings (loss) before non-controlling interest     (77,021)      70,146
     Non-controlling interest (note 1)                    (3,845)          25
     -------------------------------------------------------------------------
     Net earnings (loss)                             $   (73,176) $    70,121
                                                    --------------------------
                                                    --------------------------
     Earnings (loss) per share
       Basic                                         $     (0.99) $      1.15
                                                    --------------------------
                                                    --------------------------
       Fully diluted                                 $     (0.99) $      1.15
                                                    --------------------------
                                                    --------------------------
     Weighted average number of shares outstanding    74,048,981   61,013,758
                                                    --------------------------
                                                    --------------------------

     See accompanying notes to consolidated financial statements.

                Consolidated Statements of Comprehensive Income
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

     Years ended January 31,                                2010         2009
     -------------------------------------------------------------------------
     Net earnings (loss)                             $   (73,176) $    70,121
     Other comprehensive income (loss)
       Net gain (loss) on translation of net
        foreign operations (net of tax of nil)             6,757       (3,170)
       Change in fair value of derivative financial
        instruments designated as cash flow hedges
        (net of tax of $0.2 million)                        (354)           -
     -------------------------------------------------------------------------
     Total comprehensive income (loss)               $   (66,773) $    66,951
                                                    --------------------------
                                                    --------------------------

     See accompanying notes to consolidated financial statements.

          Consolidated Statements of Changes in Shareholders' Equity
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

     Years ended January 31,                                2010         2009
     -------------------------------------------------------------------------
     COMMON SHARES
     Balance at beginning of year                    $   381,541  $   305,502
     Issued during the year                               45,052       76,039
     -------------------------------------------------------------------------
     Balance at end of year                              426,593      381,541
     -------------------------------------------------------------------------
     CONTRIBUTED SURPLUS
     Balance at beginning of year                         16,079       15,614
     Stock option expense                                  1,651          465
     -------------------------------------------------------------------------
     Balance at end of year                               17,730       16,079
     -------------------------------------------------------------------------
     RETAINED EARNINGS
     Balance at beginning of year                        283,177      225,334
     Net earnings (loss)                                 (73,176)      70,121
     Dividends paid                                            -      (12,278)
     -------------------------------------------------------------------------
     Balance at end of year                              210,001      283,177
     -------------------------------------------------------------------------
     ACCUMULATED OTHER COMPREHENSIVE INCOME
     Balance at beginning of year                         22,042       25,212
     Other comprehensive income
       Net gain (loss) on translation of net
        foreign operations (net of tax of nil)             6,757       (3,170)
       Change in fair value of derivative financial
        instruments designated as cash flow hedges
        (net of tax of $0.2 million)                        (354)           -
     -------------------------------------------------------------------------
     Balance at end of year                               28,445       22,042
     -------------------------------------------------------------------------
     Total shareholders' equity                      $   682,769  $   702,839
                                                    --------------------------
                                                    --------------------------

     See accompanying notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

     Years ended January 31,                                2010         2009
     -------------------------------------------------------------------------
     Cash provided by (used in)
     Operating
     Net earnings (loss)                             $   (73,176) $    70,121
     Items not involving cash
       Amortization and accretion                         64,112       76,970
       Future income tax recovery                        (23,389)     (21,531)
       Stock-based compensation and pension expense        1,906          683
       Foreign exchange loss (gain)                       31,454      (60,996)
       Loss on disposal of assets                              -          494
     Non-controlling interest                             (3,845)          25
     Dilution loss                                        34,761            -
     Impairment charge                                         -       93,780
     Change in non-cash operating working capital         12,386      (15,470)
     -------------------------------------------------------------------------
                                                          44,209      144,076
     -------------------------------------------------------------------------
     Financing
     Decrease in long-term debt                             (404)     (52,194)
     Increase (decrease) in revolving credit             (64,497)     191,799
     Repayment of mining segment senior secured
      term and revolving credit facilities               (74,160)           -
     Repayment of Harry Winston Inc. 2008 revolving
      credit facility                                          -     (159,109)
     Distribution to Kinross                              (9,675)           -
     Dividends paid                                            -      (12,278)
     Issue of common shares, net of issue costs           44,740       76,039
     -------------------------------------------------------------------------
                                                        (103,996)      44,257
     -------------------------------------------------------------------------
     Investing
     Subscription of partnership units                   125,095            -
     Cash collateral and cash reserve                     30,145       (4,530)
     Mining capital assets                               (50,856)    (200,289)
     Retail capital assets                                (3,033)      (9,574)
     Other assets                                           (992)      (3,035)
     -------------------------------------------------------------------------
                                                         100,359     (217,428)
     -------------------------------------------------------------------------
     Foreign exchange effect on cash balances              5,662       (3,798)
     Increase (decrease) in cash and cash equivalents     46,234      (32,893)
     Cash and cash equivalents, beginning of year
      (note 3)                                            16,735       49,628
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of year
      (note 3)                                       $    62,969  $    16,735
                                                    --------------------------
                                                    --------------------------
     Change in non-cash operating working capital
     Accounts receivable                                  43,720      (43,311)
     Prepaid expenses and other current assets             1,823        8,230
     Inventory and supplies                               38,974      (24,007)
     Accounts payable and accrued liabilities            (33,277)       4,470
     Income taxes payable                                (38,854)      39,148
     -------------------------------------------------------------------------
                                                     $    12,386  $   (15,470)
     -------------------------------------------------------------------------
     Supplemental cash flow information
     Cash taxes paid                                 $    43,925  $    35,986
     Cash interest paid                              $    10,827  $    17,570
     -------------------------------------------------------------------------

     See accompanying notes to consolidated financial statements.

                  Notes to Consolidated Financial Statements

                     YEARS ENDED JANUARY 31, 2010 AND 2009
            (TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS,
                          EXCEPT AS OTHERWISE NOTED)
     >>

     NOTE 1:

     Nature of Operations

     Harry Winston Diamond Corporation (the "Company") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.
     The Company's most significant asset is an ownership interest in the
Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture")
is an unincorporated joint arrangement between Diavik Diamond Mines Inc.
("DDMI") (60%) and Harry Winston Diamond Limited Partnership ("HWDLP") (40%),
where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife,
Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.
As a result of the strategic investment by Kinross Gold Corporation
("Kinross") of Toronto, Canada, described below, HWDLP is 77.5% owned by the
Company and 22.5% owned by Kinross. Kinross's 22.5% ownership is reported in the consolidated financial statements as part of non-controlling interest.
     On March 31, 2009, Kinross made a net investment of $150.0 million to acquire an indirect interest in the Diavik Diamond Mine and a direct equity stake in the Company. Kinross subscribed for 15.2 million of the Company's treasury shares at a price of $3.00 per share, being approximately 19.9% of the Company's issued equity post the transaction. Kinross also subscribed for new partnership units representing a 22.5% interest in HWDLP, for a net effective subscription value of $103.7 million. With the closing of the
Kinross transaction, the Company's economic interest in the Diavik Diamond
Mine is 31%.
     The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City,
US, are consolidated in the financial statements of the Company.
     Certain comparative figures have been reclassified to conform with the current year's presentation.

     NOTE 2:

     Significant Accounting Policies

     The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The principal accounting policies presently followed by the Company are summarized as follows:

     <<
     (a) Principles of Consolidation

         The consolidated financial statements include the accounts of the
         Company and all of its subsidiaries as well as its proportionate share of unincorporated joint arrangements.

         SUBSIDIARIES

         A subsidiary is an entity that is controlled by the Company. The consolidated financial statements include all the assets,
         liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and
         transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheets and
         consolidated statements of earnings.

         JOINT ARRANGEMENTS THAT ARE NOT ENTITIES ("JOINT ARRANGEMENTS")

         The Diavik Joint Venture is an unincorporated joint arrangement.
         HWDLP owns an undivided 40% ownership interest in the assets, liabilities and expenses of the Joint Venture. The Company records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Joint Venture. With the closing of the Kinross transaction, the Company's economic interest in the Diavik Diamond Mine is 31%.

     (b) Measurement Uncertainty

         The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year.
         Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

     (c) Revenue Recognition

         Revenue from rough diamond sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, persuasive evidence of an arrangement exists, the Company's price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

         Revenue from fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns.

     (d) Cash Resources

         Cash and cash equivalents, and cash collateral and cash reserves, consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than
         90 days), and are carried at fair value.

         Funds in cash collateral and cash reserves are maintained as prescribed under the Company's debt financing arrangements and will become available to Harry Winston Diamond Corporation for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

     (e) Trade Accounts Receivable

         Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

     (f) Inventory

         Rough diamond inventory is recorded at the lower of cost or net realizable value. Cost is determined on an average cost basis, including production costs and value-added processing activity.

         Merchandise inventory is recorded at the lower of cost or net realizable value and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

         Supplies inventory is recorded at the lower of cost or net realizable value. Supplies inventory includes consumables and spare parts to be maintained at the Diavik Diamond Mine site and at the Company's sorting and distribution facility locations, and raw materials used in the manufacturing of retail merchandise inventory.

     (g) Deferred Mineral Property Costs

         All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-
         property basis.

         The costs of deferred mineral properties from which there is production are amortized using the unit-of-production method based on carats of diamonds recovered during the period relative to estimated proven and probable ore reserves. The Company does not include estimates of indicated or inferred resources in its calculation of ore reserves.

         General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

         On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Joint Venture continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

     (h) Capital Assets

         Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the units-of-production method or straight-line method as appropriate.
         The units-of-production method is applied to a substantial portion of
         Diavik Diamond Mine capital assets and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. The Company does not include estimates of indicated or inferred resources in its calculation of ore reserves. Other capital assets are depreciated using the straight-line method over the estimated useful lives of the related assets, which are as follows:

         Asset                                   Estimated useful life (years)
         ---------------------------------------------------------------------
         Buildings                                                      10-40
         Machinery and mobile equipment                                  3-10
         Computer equipment and software                                    3
         Furniture and equipment                                         2-10
         Leasehold and building improvements                         Up to 20
         ---------------------------------------------------------------------

         Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

         Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized.

         The recoverability of the amounts shown for the Diavik Diamond Mine capital assets is dependent upon the continued existence of economically recoverable reserves, upon maintaining title and beneficial interest in the property, and upon future profitable production or proceeds from disposition of the diamond properties.
         The amounts representing Diavik Diamond Mine capital assets do not necessarily represent present or future values.

         Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

     (i) Intangible Assets

         Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values at acquisition.

         Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives as follows:

         Asset                                   Estimated useful life (years)
         ---------------------------------------------------------------------
         Wholesale distribution network                                    10
         Store leases                                                 Up to 9
         ---------------------------------------------------------------------

         The amortization methods and estimated useful lives of intangible assets are reviewed annually.

         Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.
         The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

     (j) Other Assets

         Other assets include depreciable assets amortized over a period not exceeding ten years.

     (k) Future Site Restoration Costs

         The Company records the fair value of any asset retirement obligation as a long-term liability in the year in which the related
         environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted periodically to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

     (l) Foreign Currency Translation

         The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations were incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

         For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these
         subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income under shareholders' equity.

     (m) Income and Mining Taxes

         The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

         Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

     (n) Stock-Based Compensation

         The Company applies the fair value method to all grants of stock options.

         The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded as an expense on a straight-line basis over the vesting period, with an offsetting credit to shareholders' equity.
         Any consideration received on amounts attributable to stock options is credited to share capital.

     (o) Restricted and Deferred Share Unit Plans

         The Restricted and Deferred Share Unit ("RSU" and "DSU") Plans are
         full value phantom shares that mirror the value of Harry Winston
         Diamond Corporation's publicly traded common shares. Grants under the
         RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. Grants under the DSU Plan are awarded to non-
         executive directors of the Company. Each DSU grant vests immediately on the grant date.

     (p) Post Retirement Benefits

         The expected costs of post retirement benefits under defined benefit arrangements are charged to earnings over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight-line basis over the expected average remaining service lives of relevant current employees. The plan assets and liabilities are valued annually by qualified actuaries.

     (q) Financial Instruments

         From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship must be recognized immediately in net income. The Company may also have a limited number of embedded derivatives relating to the Diavik Diamond Mine.
         Derivatives embedded in non-derivative host contracts are recognized separately unless closely related to the host contract. The Company does not use derivatives for trading or speculative purposes.

     (r) Basic and Diluted Earnings per Share

         Basic earnings per share are computed by dividing net earnings (loss)
         by the weighted average number of shares outstanding during the year.

         Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes that the exercise of any "in-the-money"
         options with the option proceeds would be used to purchase common shares at the average market value for the year. Options with an average market value for the year higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

     (s) Impairment of Long-Lived Assets

         Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
         Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.
         If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.
         Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

     (t) Adoption of New Accounting Standards and Developments

         GOODWILL AND INTANGIBLE ASSETS

         On February 1, 2008, the Canadian Institute of Chartered Accountants
         ("CICA") issued Handbook Section 3064, "Goodwill and Intangible
         Assets". This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company adopted the new standard effective
         February 1, 2009. This standard has had no material impact on the consolidated financial statements.

         CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

         In January 2009, the CICA issued EIC-173, "Credit Risk and the Fair
         Value of Financial Assets and Liabilities". This abstract requires companies to take each counterparty's credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The Company applied this EIC abstract commencing the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

         MINING EXPLORATION COSTS

         In March 2009, the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on the capitalization of exploration costs related to mining properties and the subsequent impairment review of capitalized exploration costs. The Company applied this EIC abstract commencing the quarter ended April 30, 2009. This abstract has had no material impact on the consolidated financial statements.

         FINANCIAL INSTRUMENTS - DISCLOSURES

         In June 2009, the CICA amended Section 3862, "Financial Instruments -
         Disclosures", to enhance disclosure requirements for fair value measurement of financial instruments and liquidity risk. These amendments require fair value measurements to be classified using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurements as follows:

            Level 1 - valuation techniques based on quoted prices (unadjusted)
            in active markets for identical assets or liabilities;

            Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

            Level 3 - valuation techniques based on unobservable market inputs
            (involves assumptions and estimates by management of how market participants would price the assets or liabilities).

         The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Section 3862 also requires an entity to disclose for each class of financial instrument, any significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for those transfers. For fair value measurements in Level 3 of the fair value hierarchy, a reconciliation from the beginning balances to the ending balances is required, disclosing transfers into or out of Level 3 (attributable to changes in the observability of market data) and the reasons for those transfers. This amendment has resulted in additional disclosures in note 18 of the Company's consolidated financial statements.

         FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

         In August 2009, the CICA issued amendments to Section 3855,
         "Financial Instruments - Recognition and Measurement". Under the
         amendments, reclassification of financial assets out of assets held for trading and assets held for sale categories into the loans and receivables category is now permitted under certain circumstances;
         the definition of loans and receivables category has been updated so that debt securities that are not quoted in an active market are permitted to be classified in the loans and receivables category;
         impairment losses relating to available for sale debt instruments must be reversed if the fair value of the instrument increases due to an event occurring after the loss was recognized. These amendments have had no material impact on the consolidated financial statements.

     (u) Recently Issued Accounting Standards

         EQUITY

         In August 2009, the CICA amended Section 3251, "Equity". The amendments apply only to entities that have adopted Section 1602,
         "Non-Controlling Interests". The amendments require separate presentation on the consolidated statements of earnings and comprehensive income of earnings attributable to owners of the
         Company and those attributable to non-controlling interests. The amendments require that non-controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is mandatory for fiscal years beginning on or after January 1, 2011, the amendments are not applicable to the
         Company in the interim.

         BUSINESS COMBINATIONS

         In December 2008, the CICA issued Handbook Section 1582, "Business
         Combinations", which applies prospectively to business combinations with an acquisition date on or after January 1, 2011. The section provides the Canadian equivalent to IFRS 3, "Business Combinations", and is expected to have a material impact on how prospective business combinations are accounted for by requiring additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure.
     >>

     NOTE 3:

     Cash Resources

     <<
                                                            2010         2009
     -------------------------------------------------------------------------
     Cash on hand and balances with banks            $    61,449  $    14,118
     Short-term investments(a)                             1,520        2,617
     -------------------------------------------------------------------------
     Total cash and cash equivalents                      62,969       16,735
     Cash collateral and cash reserves                         -       30,145
     -------------------------------------------------------------------------
     Total cash resources                            $    62,969  $    46,880
                                                    --------------------------
                                                    --------------------------

     (a) Short-term investments are held in overnight deposits.
     >>

     Total cash resources were impacted by the $150.0 million net investment by Kinross and the subsequent repayment of the mining segment's senior secured term and revolving credit facilities on March 31, 2009.

     NOTE 4:

     Inventory and Supplies

     <<
                                                            2010         2009
     -------------------------------------------------------------------------
     Merchandise inventory                           $   176,114  $   192,461
     Rough diamond inventory                              23,365       31,872
     Supplies inventory                                  111,709      121,902
     -------------------------------------------------------------------------
     Total inventory and supplies                    $   311,188  $   346,235
                                                    --------------------------
                                                    --------------------------
     >>

     NOTE 5:

     Capital Assets

     <<
                                                                         2010
     -------------------------------------------------------------------------
                                                     Accumulated          Net
                                             Cost   amortization   book value
     -------------------------------------------------------------------------
     MINING
     Deferred mineral property costs(a) $   284,321  $   128,574  $   155,747
     Diavik equipment and leaseholds(b)     815,858      196,816      619,042
     Furniture, equipment and other(c)        7,742        5,319        2,423
     Real property - land and
      building(d)                            32,468        6,696       25,772
     -------------------------------------------------------------------------
                                        $ 1,140,389  $   337,405  $   802,984
                                       ---------------------------------------
                                       ---------------------------------------
     RETAIL
     Furniture, equipment and other(c)  $    29,278  $    18,139  $    11,139
     Real property - land and
      building(d)                            77,485       26,347       51,138
     -------------------------------------------------------------------------
                                        $   106,763  $    44,486  $    62,277
                                       ---------------------------------------
                                       ---------------------------------------

                                                                         2009
     -------------------------------------------------------------------------
                                                     Accumulated          Net
                                             Cost   amortization   book value
     -------------------------------------------------------------------------
     MINING
     Deferred mineral property costs(a) $   283,049  $   113,679  $   169,370
     Diavik equipment and leaseholds(b)     776,638      171,571      605,067
     Furniture, equipment and other(c)        7,912        4,814        3,098
     Real property - land and
      building(d)                            27,758        4,935       22,823
     -------------------------------------------------------------------------
                                        $ 1,095,357  $   294,999  $   800,358
                                       ---------------------------------------
                                       ---------------------------------------
     RETAIL
     Furniture, equipment and other(c)  $    27,265  $    13,586  $    13,679
     Real property - land and
      building(d)                            72,686       18,107       54,579
     -------------------------------------------------------------------------
                                        $    99,951  $    31,693  $    68,258
                                       ---------------------------------------
                                       ---------------------------------------

     (a) The Company holds a 40% ownership interest (31% economic interest) in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60%
         interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.
     (b) Diavik equipment and leaseholds are project related assets at the
         Joint Venture level.
     (c) Furniture, equipment and other includes equipment located at the
         Company's diamond sorting facility and at Harry Winston Inc. salons.
     (d) Real property is comprised of land and a building that houses the corporate activities of the Company and various leasehold
         improvements to Harry Winston Inc. salons and corporate offices.
     >>

     Amortization expense for 2010 was $60.9 million (2009 - $71.8 million).

     NOTE 6:

     Diavik Joint Venture

     The following represents HWDLP's 40% proportionate interest in the Joint
Venture as at December 31, 2009 and 2008:

     <<
                                                            2010         2009
     -------------------------------------------------------------------------
     Current assets                                  $    97,660  $   105,612
     Long-term assets                                    760,680      754,886
     Current liabilities                                  27,422       38,808
     Long-term liabilities and participant's account     830,918      821,690
     -------------------------------------------------------------------------

     Years ended                                            2010         2009
     -------------------------------------------------------------------------
     Expenses net of interest income of $0.3 million
      (2009 - interest income of $0.3 million and
      insurance settlement of $0.5 million)(a)       $   171,159  $   187,839
     Cash flows resulting from (used in) operating
      activities                                        (104,394)    (121,955)
     Cash flows resulting from financing activities      167,629      292,208
     Cash flows resulting from (used in) investing
      activities                                         (64,180)    (183,552)
     -------------------------------------------------------------------------

     (a) The Joint Venture only earns interest income.
     >>

     HWDLP is contingently liable for DDMI's portion of the liabilities of the
Joint Venture, and to the extent HWDLP's participating interest has increased because of the failure of DDMI to make a cash contribution when required,
HWDLP would have access to an increased portion of the assets of the Joint
Venture to settle these liabilities.

     NOTE 7:

     Intangible Assets

     <<
                                             Accumulated
                     Amortization                amorti-
                           period       Cost     zation   2010 net   2009 net
     -------------------------------------------------------------------------
     Trademark    indefinite life  $ 112,995  $       -  $ 112,995  $ 112,995
     Drawings     indefinite life     12,365          -     12,365     12,365
     Wholesale
      distribution
      network          120 months      5,575     (2,483)     3,092      3,649
     Store
      leases     65 to 105 months      5,639     (4,878)       761      1,743
     -------------------------------------------------------------------------
     Intangible
      assets                       $ 136,574  $  (7,361) $ 129,213  $ 130,752
                                  --------------------------------------------
                                  --------------------------------------------
     >>

     Amortization expense for 2010 was $1.5 million (2009 - $1.9 million). The
Company completed a valuation of its trademark and drawings as of January 31,
2010 and concluded that there was no impairment of these assets.

     NOTE 8:

     Other Assets

     <<
                                                            2010         2009
     -------------------------------------------------------------------------
     Prepaid pricing discount(a), net of
      accumulated amortization of $7.4 million
      (2009 - $6.0 million)                          $     4,560  $     6,000
     Other assets                                          1,328        2,391
     Refundable security deposits                          9,741        7,253
     -------------------------------------------------------------------------
                                                     $    15,629  $    15,644
                                                    --------------------------
                                                    --------------------------

     (a) Prepaid pricing discount represents funds paid to Tiffany & Co.
         ("Tiffany") by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.
     >>

     NOTE 9:

     Derivative Financial Instruments

     On October 1, 2009, the Company executed an interest rate cash flow hedge on Harry Winston Inc.'s five-year revolving credit facility in the form of a swap to mitigate the Company's exposure to variability in cash flows for the future interest payments on a designated portion of borrowings on the facility. The interest rate swap qualifies as a hedge for accounting purposes.
Accordingly, the fair value of the derivative is recorded as an asset or liability on the consolidated balance sheets and the effective portion of the change in the derivative's fair value at the end of each period is recorded in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recorded in current earnings. For the year ended January 31, 2010, the Company recorded an other comprehensive loss of $0.4 million (net of income taxes of $0.2 million). No gain or loss was recorded in earnings as a result of hedge ineffectiveness.

     <<
                                                             January 31, 2010
     -------------------------------------------------------------------------
                                                               Interest rates
                                                        ----------------------
                                               Notional
                                              principal    Receive        Pay
     -------------------------------------------------------------------------
     Interest      1 year: receive variable                1-month
      rate swap     - pay fixed               $ 140,000      LIBOR      3.19%
     -------------------------------------------------------------------------
     >>

     In addition, the Company has recorded an embedded derivative at the
Diavik Diamond Mine. The notional amount of the contract is $0.9 million and the contract matures in 2012. The fair value of the derivative is recorded as an asset or liability on the consolidated balance sheets and the change in the derivative's fair value at the end of each period is recorded in earnings. For the year ended January 31, 2010, the Company recorded an asset of $0.4 million
(2009 - $0.3 million) relating to the embedded derivative and recorded a gain of $0.1 million (2009 - $0.3 million).

     NOTE 10:

     Long-Term Debt

     <<
                                                            2010         2009
     -------------------------------------------------------------------------
     Mining segment credit facilities(a)(i)          $         -  $    74,107
     Harry Winston Inc. credit facilities(b)             155,486      199,846
     First mortgage on real property (a)(ii)               7,206        6,769
     -------------------------------------------------------------------------
     Total long-term debt                                162,692      280,722
     -------------------------------------------------------------------------
     Less current portion                                 (1,154)     (75,097)
     -------------------------------------------------------------------------
                                                     $   161,538  $   205,625
                                                    --------------------------
                                                    --------------------------

                                                      Carrying
                           Nominal                      Amount
                          interest     Date of   at January 31,
                 Currency     rate    maturity            2010       Borrower
     -------------------------------------------------------------------------
     Secured bank                     March 31,                 Harry Winston
      loan(b)(i)       US    5.60%        2013  $140.0 million            Inc.
     -------------------------------------------------------------------------
     Secured bank                     April 22,                 Harry Winston
      loan(b)(ii)     CHF    3.90%        2013    $3.3 million            S.A.
     -------------------------------------------------------------------------
     Secured bank                   January 31,                 Harry Winston
      loan(b)(ii)     CHF    3.55%        2033   $12.2 million            S.A.
     -------------------------------------------------------------------------
     Unsecured bank                                             Harry Winston
      advance(b)(ii)  CHF      N/A         N/A             nil            S.A.
     -------------------------------------------------------------------------
     First mortgage
      on real
      property                       September,                       6019838
      (a)(ii)         CDN    7.98%        2018    $7.2 million     Canada Inc.
     -------------------------------------------------------------------------
     Secured bank                       Due on                  Harry Winston
      advance(d)       US      N/A      demand             nil        Diamond
                                                                International
                                                                          N.V.
                                                                Harry Winston
                                                               Diamond (India)
                                                               Private Limited
     -------------------------------------------------------------------------
     Unsecured bank                   March 31,                 Harry Winston
      advance(d)      YEN    1.98%        2010    $7.9 million     Japan, K.K.
     -------------------------------------------------------------------------
     Unsecured bank                   April 28,                 Harry Winston
      advance(d)      YEN    2.48%        2010    $2.7 million     Japan, K.K.
     -------------------------------------------------------------------------
     Unsecured bank                    June 28,                 Harry Winston
      advance(d)      YEN    2.38%        2010    $5.5 million     Japan, K.K.
     -------------------------------------------------------------------------
     Secured bank                      June 18,                 Harry Winston
      advance(d)      YEN    2.30%        2010    $6.4 million     Japan, K.K.
     -------------------------------------------------------------------------

     (a) MINING SEGMENT CREDIT FACILITIES

         (i)  On March 31, 2009, with the closing of the Kinross transaction, the Company repaid all amounts outstanding on the mining
              segment's senior secured term and revolving credit facilities.

         (ii) The Company's first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time.

     (b) RETAIL SEGMENT CREDIT FACILITIES

         (i)  Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit
              facility. In addition, Harry Winston Inc. may increase the credit facility by an additional $50.0 million to $300.0 million during the term of the facility. There are no scheduled
              repayments required before maturity. The credit facility is supported by a $20.0 million limited guarantee provided by Harry
              Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of Harry Winston Inc.

              The credit agreement contains affirmative and negative non-
              financial and financial covenants, which apply to the retail segment. These provisions include consolidated minimum tangible net worth, minimum coverage of fixed charges, leverage ratio and limitations on capital expenditures and certain investments. The credit agreement also includes a change of control provision, which would result in the entire unpaid principal and all
              accrued interest of the facility becoming due immediately upon change of control, as defined. Any material adverse change, as defined, in the retail segment's business, assets, liabilities, consolidated financial position or consolidated results of operations constitutes default under the agreement.

              The retail segment has pledged 100% of Harry Winston Inc.'s common stock and 66 2/3% of the common stock of its foreign subsidiaries to the bank to secure the loan. Inventory and accounts receivable of Harry Winston Inc. are pledged as
              collateral to secure the borrowings of Harry Winston Inc. In addition, an assignment of proceeds on insurance covering
              security collateral was made.

              Loans under the credit facility can be either fixed rate loans or revolving line of credit loans. The fixed rate loans will bear interest within a range of 1.50% to 2.25% above LIBOR, based upon a pricing grid determined by the fixed charge
              coverage ratio. Interest under this option will be determined for periods of either one, two, three or six months. The
              revolving line of credit loans will bear interest within a range of 0.50% to 0.75% above the bank's prime rate based upon a pricing grid determined by the fixed charge coverage ratio as well.

         (ii) Harry Winston S.A. maintains a 25-year loan agreement for
              17.5 million CHF ($16.4 million) used to finance the
              construction of the Company's watch factory in Geneva,
              Switzerland. The loan agreement is comprised of a
              CHF 3.5 million ($3.3 million) loan and a CHF 14.0 million
              ($13.2 million) loan. The bank has a secured interest in the factory building. In addition, the Company has a demand credit facility of CHF 2.0 million ($1.9 million), supported by a
              $2.0 million standby letter of credit, which is classified as bank advances. At January 31, 2010, $nil was outstanding,
              compared to $0.5 million at January 31, 2009.

     (c) REQUIRED PRINCIPAL REPAYMENTS

         2011                                                     $     1,154
         2012                                                           1,204
         2013                                                           1,257
         2014                                                         144,604
         2015                                                           1,376
         Thereafter                                                    13,097
         ---------------------------------------------------------------------

     (d) BANK ADVANCES

         The Company has available a $45.0 million (utilization in either US dollars or Euros) revolving financing facility for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited.
         Borrowings under the Belgium facility bear interest at the bank's base rate plus 1.5%. At January 31, 2010, $nil was drawn under the
         Company's revolving financing facilities relating to its Belgian subsidiary, Harry Winston Diamond International N.V., or its Indian
         subsidiary, Harry Winston Diamond (India) Private Limited. The
         facility is guaranteed by Harry Winston Diamond Corporation.

         Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks, each amounting to (Yen) 1,455 million ($16.1 million).
         Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to (Yen) 575 million ($6.4 million) classified as bank advances. This facility is secured by inventory owned by Harry
         Winston Japan, K.K.
     >>

     NOTE 11:

     Income Tax

     The future income tax asset of the Company is $42.8 million, of which
$27.8 million relates to the retail segment. Included in the future tax asset is $21.9 million that has been recorded to recognize the benefit of $74.3 million of net operating losses that Harry Winston Inc. and its subsidiaries have available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2014 and 2030.
     The future income tax liability of the Company is $271.8 million of which
$74.6 million relates to the retail segment. Harry Winston Inc.'s future income tax liabilities include $55.5 million from the purchase price allocation. The Company's future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

     <<
     (a) The income tax provision consists of the following:

                                                            2010         2009
         ---------------------------------------------------------------------
         Current expense                             $     4,586  $    81,787
         Future recovery                                 (23,389)     (21,531)
         ---------------------------------------------------------------------
                                                     $   (18,803) $    60,256
                                                    --------------------------
                                                    --------------------------

     (b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at
         January 31, 2010 and 2009 are as follows:

                                                            2010         2009
         ---------------------------------------------------------------------
         FUTURE INCOME TAX ASSETS:
         Net operating loss carryforwards            $    27,466  $    27,199
         Capital assets                                    2,499        1,267
         Future site restoration costs                    12,471       12,691
         Retail inventory                                  1,525        2,635
         Other future income tax assets                    5,468        4,959
         ---------------------------------------------------------------------
         Gross future income tax assets                   49,429       48,751
         Valuation allowance                              (6,624)      (5,413)
         ---------------------------------------------------------------------
         Future income tax assets                         42,805       43,338
         FUTURE INCOME TAX LIABILITIES:
         Deferred mineral property costs                 (47,398)     (38,813)
         Capital assets                                 (140,118)    (143,659)
         Future site restoration costs                    (6,894)      (7,920)
         Retail inventory                                (15,995)     (25,735)
         Intangible assets                               (55,542)     (56,748)
         Unrealized foreign exchange gains                   (24)        (580)
         Other future income tax liabilities              (5,851)     (29,829)
         ---------------------------------------------------------------------
         Future income tax liabilities                  (271,822)    (303,284)
         ---------------------------------------------------------------------
         Future income tax liability, net            $  (229,017) $  (259,946)
                                                    --------------------------
                                                    --------------------------

     (c) The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings
         (loss) before income taxes by the statutory tax rate of 30% (2009 -
         31%) is a result of the following:

                                                            2010         2009
         ---------------------------------------------------------------------
         Expected income tax expense                 $   (28,747) $    40,424
         Non-deductible (non-taxable) items               14,990      (20,884)
         Northwest Territories mining royalty
          (net of income tax relief)                        (137)      15,686
         Earnings subject to tax different than
          statutory rate                                  (4,767)      (6,032)
         Impact of impairment charge on goodwill               -       29,034
         Assessments and adjustments                      (2,743)         (64)
         Change in valuation allowance                     1,666        2,603
         Other                                               935         (511)
         ---------------------------------------------------------------------
         Recorded income tax (recovery) expense      $   (18,803) $    60,256
                                                    --------------------------
                                                    --------------------------

     (d) The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $1.1 million. Harry Winston Inc. has net operating loss carryforwards for US income tax purposes of
         $55.0 million and $19.3 million for other foreign jurisdiction tax purposes.
     >>

     NOTE 12:

     Future Site Restoration Costs

     <<
                                                            2010         2009
     -------------------------------------------------------------------------
     At February 1, 2009 and 2008                    $    39,506  $    32,980
     Revision of previous estimates                            -        4,880
     Accretion of provision                                1,769        1,646
         ---------------------------------------------------------------------
     At January 31, 2010 and 2009                    $    41,275  $    39,506
                                                    --------------------------
                                                    --------------------------
     >>

     The Joint Venture has an obligation under various agreements (note 15) to reclaim and restore the lands disturbed by its mining operations.
     The Company's share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31,
2010 is estimated to be $80.5 million, of which approximately $72.5 million is expected to occur at the end of the mine life. The revision of previous estimates in fiscal 2008 reflects anticipated higher costs for fuel, labour and equipment based on a significant escalation in these key operating costs in recent years. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at a credit adjusted risk-free interest rate of 4.96%.

     NOTE 13:

     Share Capital

     <<
     (a) Authorized

         Unlimited common shares without par value.

     (b) Issued

                                                       Number of
                                                          shares       Amount
         ---------------------------------------------------------------------
         Balance, January 31, 2008                    58,372,091  $   305,502
         SHARES ISSUED FOR:
         Cash                                          3,000,001       76,039
         ---------------------------------------------------------------------
         Balance, January 31, 2009                    61,372,092  $   381,541
         SHARES ISSUED FOR:
         Cash                                         15,200,000       44,997
         Exercise of options                              16,501           55
         ---------------------------------------------------------------------
         Balance, January 31, 2010                    76,588,593  $   426,593
                                                     -------------------------
                                                     -------------------------

     (c) Stock Options

         Under the Employee Stock Option Plan, amended and approved by the shareholders on June 4, 2008, the Company may grant options for up to
         6,000,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

         The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of grant.

         The Company's shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in
         Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

         Compensation expense for stock options was $1.7 million for fiscal
         2010 (2009 - $0.5 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees
         (2010 - $nil; 2009 - $nil).

         Changes in share options outstanding are as follows:

                                              2010                       2009
         ---------------------------------------------------------------------
                                  Weighted average           Weighted average
                         Options    exercise price  Options    exercise price
         ---------------------------------------------------------------------
                            000s     CDN$      US$     000s     CDN$      US$
         ---------------------------------------------------------------------
         Outstanding,
          beginning
          of year          1,604  $ 22.45  $ 18.30    1,719  $ 23.52  $ 22.19
         Granted           1,674     3.78     3.05        -        -        -
         Exercised           (17)    3.78     3.34        -        -        -
         Expired             (27)   21.61    17.73     (115)   38.49    31.38
         ---------------------------------------------------------------------
                           3,234  $ 12.89  $  7.61    1,604  $ 22.45  $ 18.30
                         -----------------------------------------------------
                         -----------------------------------------------------

         The following summarizes information about stock options outstanding at January 31, 2010:

                                  Options outstanding     Options exercisable
                  ------------------------------------------------------------
                                  Weighted
                                   average   Weighted                Weighted
     Range of                    remaining    average                 average
     exercise          Number  contractual   exercise       Number   exercise
     prices       outstanding         life      price  exercisable      price
     CDN$                000s     in years       CDN$         000s       CDN$
     -------------------------------------------------------------------------
     $3.78-$3.78        1,657          9.2    $  3.78          821    $  3.78
     9.10-9.15            268          0.2       9.15          268       9.15
     10.60-12.45          287          1.0      12.45          287      12.45
     17.50-17.50           39          1.8      17.50           39      17.50
     23.35-29.25          747          3.3      25.29          697      25.27
     41.45-41.95          236          4.4      41.66          236      41.66
     -------------------------------------------------------------------------
                        3,234                 $ 12.89        2,348    $ 15.87
                  ------------------------------------------------------------
                  ------------------------------------------------------------

     (d) Stock-Based Compensation

         The Company applies the fair value method to all grants of stock options.

         The fair value of options granted during the year ended January 31,
         2010 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions. The Company did not grant any options during fiscal 2009.

                                                            2010         2009
         ---------------------------------------------------------------------
         Risk-free interest rate                           1.00%            -
         Dividend yield                                    0.00%            -
         Volatility factor                                51.00%            -
         Expected life of the options                  5.5 years            -
         Average fair value per option, CDN          $      1.45            -
         Average fair value per option, US           $      1.17            -
         ---------------------------------------------------------------------

     (e) RSU and DSU Plans

         RSU                                                  Number of units
         ---------------------------------------------------------------------
         Balance, January 31, 2008                                    143,715
         AWARDS AND PAYOUTS DURING THE YEAR (NET)
           RSU awards                                                  (2,500)
           RSU payouts                                                (32,616)
         ---------------------------------------------------------------------
         Balance, January 31, 2009                                    108,599
         AWARDS AND PAYOUTS DURING THE YEAR (NET)
           RSU awards                                                  11,895
           RSU payouts                                                (74,614)
         ---------------------------------------------------------------------
         Balance, January 31, 2010                                     45,880
                                                             -----------------
                                                             -----------------

         DSU                                                  Number of units
         ---------------------------------------------------------------------
         Balance, January 31, 2008                                     72,198
         AWARDS AND PAYOUTS DURING THE YEAR (NET)
           DSU awards                                                  56,790
           DSU payouts                                                      -
         ---------------------------------------------------------------------
         Balance, January 31, 2009                                    128,988
         AWARDS AND PAYOUTS DURING THE YEAR (NET)
           DSU awards                                                  73,521
           DSU payouts                                                (43,034)
         ---------------------------------------------------------------------
         Balance, January 31, 2010                                    159,475
                                                             -----------------
                                                             -----------------

         During the fiscal year, the Company granted 11,895 RSUs (net of forfeitures) and 73,521 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond
         Corporation's publicly traded common shares.

         Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

         Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

         The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation's common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The
         Company recognized an expense of $1.5 million (2009 - recovery of
         $1.9 million) for the twelve months ended January 31, 2010.
     >>

     NOTE 14:

     Earnings per Share

     The following table sets forth the computation of diluted earnings per share:

     <<
                                                            2010         2009
     -------------------------------------------------------------------------
     NUMERATOR
     Net earnings for the year                       $   (73,176) $    70,121
                                                    --------------------------
                                                    --------------------------
     DENOMINATOR (THOUSANDS OF SHARES)
     Weighted average number of shares outstanding        74,049       61,014
     Dilutive effect of employee stock options               662          193
     -------------------------------------------------------------------------
                                                          74,711       61,207
                                                    --------------------------
                                                    --------------------------
     >>

     NOTE 15:

     Commitments and Guarantees

     <<
     (a) Environmental Agreement

         Through negotiations of environmental and other agreements, the Joint
         Venture must provide funding for the Environmental Monitoring
         Advisory Board. HWDLP's share of this funding requirement was
         $0.2 million for calendar 2009. Further funding will be required in future years; however, specific amounts have not yet been determined.
         These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP's share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at January 31, 2010, was $74.2 million.
         The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

     (b) Participation Agreements

         The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate.

     (c) Commitments

         Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental and participation agreements at HWDLP's 40% ownership interest, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons, corporate office space, and long-term leases for property, land, office premises and a fuel tank farm at the Diavik
         Diamond Mine, and are as follows:

         2011                                                     $    95,469
         2012                                                          92,426
         2013                                                          90,622
         2014                                                          86,967
         2015                                                          91,422
         Thereafter                                                   129,037
         ---------------------------------------------------------------------
     >>

     NOTE 16:

     Employee Benefit Plans

     <<
                                                      Year ended   Year ended
                                                      January 31,  January 31,
     Expenses for the period                                2010         2009
     -------------------------------------------------------------------------
     Defined benefit pension plan - Harry Winston
      retail segment(a)                              $     2,184  $     1,527
     Defined contribution plan - Harry Winston
      retail segment(b)                                      727          866
     Defined contribution plan - Harry Winston
      mining segment(b)                                      200          223
     Defined contribution plan - Diavik Diamond
      Mine(b)                                                794          916
     -------------------------------------------------------------------------
                                                     $     3,905  $     3,532
                                                    --------------------------
                                                    --------------------------

     (a) Defined Benefit Pension Plan

         The Harry Winston retail segment sponsors three separate defined benefit pension plans covering substantially all of its employees in the United States, Japan and Switzerland. The principal pension plan is the Harry Winston Employee Retirement Plan for Harry Winston Inc.
         US employees. The benefits for the Harry Winston Inc. plan are based on years of service and the employee's compensation. In April 2001,
         Harry Winston Inc. amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry
         Winston Inc.'s funding policy for the US plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consist primarily of fixed income, equity and other short-term investments. The other two defined benefit pension plans are sponsored by retail segment subsidiaries Harry Winston
         Japan, K.K. and Harry Winston S.A., which converted their previous pension plan arrangements into defined benefit plans effective
         February 1, 2007. Pension liabilities for these two non-US plans are funded in accordance with local laws and regulations.

         (i)   INFORMATION ABOUT HARRY WINSTON INC.'S US DEFINED BENEFIT PLAN
               IS AS FOLLOWS:

                                                            2010         2009
               ---------------------------------------------------------------
               ACCRUED BENEFIT OBLIGATION:
               Balance, beginning of year                  8,043  $    11,296
               Interest cost                                 672          656
               Actuarial gain                              1,075       (3,171)
               Effects of changes in assumptions               -            -
               Benefits paid                                (830)        (738)
               ---------------------------------------------------------------
               Balance, end of year                        8,960        8,043
               ---------------------------------------------------------------
               PLAN ASSETS:
               Fair value, beginning of year               7,220       10,384
               Actual return on plan assets                1,462       (2,426)
               Employer contributions                          -            -
               Benefits paid                                (830)        (738)
               ---------------------------------------------------------------
               Fair value, end of year                     7,852        7,220
               ---------------------------------------------------------------
               Funded status - plan deficit
                (included in accrued liabilities)         (1,108) $      (823)
                                                     -------------------------
                                                     -------------------------

               US plan assets represented approximately 57% of total Harry
               Winston retail segment plan assets at January 31, 2010. The unfunded status of the retail segment plans are comprised of
               $1.1 million attributed to the US-based Harry Winston Inc.
               plan, as reported in the table above, and $1.6 million
               attributed to the Harry Winston Japan, K.K. plan. The Harry
               Winston Japan, K.K. plan is non-funded with a benefit
               obligation of $1.6 million. The Harry Winston S.A. plan was fully funded at January 31, 2010 with a benefit obligation of
               $5.4 million offset by plan assets of $5.9 million.

               The following table provides the components of the net periodic pension costs for the three plans for the years ended
               January 31.

                                                            2010         2009
               ---------------------------------------------------------------
               Service cost                               (1,560) $    (1,408)
               Interest cost                                (865)        (863)
               Expected return on plan assets                692          923
               Amortization of net actuarial gain (loss)    (189)           -
               Amortization of prior service cost            (62)           -
               ---------------------------------------------------------------
               Total                                      (1,984) $    (1,348)
                                                     -------------------------
                                                     -------------------------

         (ii)  PLAN ASSETS

               The asset allocation of Harry Winston Inc.'s US pension
               benefits at January 31, 2010 were as follows:

                                                            2010         2009
               ---------------------------------------------------------------
               ASSET CATEGORY:
               Cash equivalents                               2%          10%
               Equity securities                             67%          54%
               Fixed income securities                       29%          36%
               Other                                          2%           0%
               ---------------------------------------------------------------
               Total                                        100%         100%
                                                     -------------------------
                                                     -------------------------

         (iii) THE SIGNIFICANT ASSUMPTIONS USED FOR HARRY WINSTON INC.'S US
               PLAN ARE AS FOLLOWS:

                                                            2010         2009
               ---------------------------------------------------------------
               ACCRUED BENEFIT OBLIGATION:
               Discount rate                               5.56%        6.53%
               Expected long-term rate of return           7.50%        7.50%
               ---------------------------------------------------------------
               BENEFIT COSTS FOR THE YEAR:
               Discount rate                               6.53%        6.24%
               Expected long-term rate of return
                on plan assets                             7.50%        7.50%
               Rate of compensation increase               0.00%        0.00%
               ---------------------------------------------------------------

               Harry Winston Inc's overall expected long-term rate of return on assets is 7.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments. Harry
               Winston S.A.'s overall expected long-term rate of return on assets is 3.75%. Long-term rate of return for Harry Winston
               Japan, K.K. plan assets is not applicable due to the unfunded status of the plan.

               The weighted average assumptions used to determine the benefit obligations for Harry Winston Japan, K.K. and Harry Winston
               S.A. at January 31, 2010 are a discount rate and expected
               long-term rate of return of 1.84% and 0.00% and 3.00% and
               3.75%, respectively.

               The weighted average assumptions used to determine the benefit costs for Harry Winston Japan, K.K. and Harry Winston S.A. at
               January 31, 2010 are a discount rate, expected long-term rate of return and a rate of compensation increase of 1.84%, 0.00%
               and 4.36%, and 3.00%, 3.75% and 2.00%, respectively.

         (iv)  HARRY WINSTON RETAIL SEGMENT EXPECTS TO CONTRIBUTE $1.0 MILLION
               TO ITS PENSION PLAN IN FISCAL 2011

               Benefits of approximately $1.4 million are expected to be paid by the retail segment in each fiscal year from 2011 to 2015.
               The aggregate benefits expected to be paid in the five fiscal years from 2016 to 2020 are $6.3 million. The expected benefits are based on the same assumptions used to measure the retail segment's benefit obligation at January 31, 2010.

     (b) Defined Contribution Plan

         Harry Winston Inc. has a defined contribution 401(k) plan covering substantially all employees in the United States. For the fiscal years ended January 31, 2010 and 2009, Harry Winston Inc. elected to increase the employer-matching contribution to 100% of the first 6%
         of the employee's salary from 50% in fiscal 2007 and prior. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

         The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee's salary.

         Harry Winston Diamond Corporation introduced a defined contribution plan in fiscal 2009 whereby the employer contributes to a maximum of
         6% of the employee's salary to the maximum contribution limit under
         Canada's Income Tax Act.

     (c) Deferred Compensation Plan

         On January 28, 2005, the Board of Directors of Harry Winston Inc.
         approved an Equity Participation Plan (the "Plan") for certain executives of Harry Winston Inc. The Plan involves "Phantom Stock"
         awards, as defined in the executives' employment agreements, which are payable in cash. These awards are split into a 40% time-vested award and a 60% cliff-vested award. The value of the award for each executive is calculated as a percentage of return on investment, as defined in the agreements as the excess of the fair value of Harry
         Winston Inc. at the date of calculation, over the fair value of Harry
         Winston Inc. at April 2, 2004, adjusted for certain items as defined in the agreements. The 40% time-vested award vests on the six annual anniversaries of each executive's designated start date and over the six-year period, the vesting percentages are 0%, 0%, 10%, 10%, 10%
         and 10%, respectively. The 60% cliff-vested award vests in full on the date that Harry Winston Diamond Corporation becomes the acquirer of 100% of the common stock of Harry Winston Inc. The executives must remain employed by Harry Winston Inc. through the vesting dates in order for the awards to vest. Both awards would vest immediately upon the date of any future change in control as defined in the employment agreements. On September 29, 2006, Harry Winston Diamond Corporation
         acquired 100% of the common stock of Harry Winston Inc. As a result, the cliff-vested award has vested. At January 31, 2010 and 2009,
         Harry Winston Inc. has recorded a liability of $3.2 million and
         $3.1 million, respectively, relating to the Plan.

         At January 31, 2010 and 2009, Harry Winston Inc. has recorded a liability of $6.0 million and $6.0 million, respectively, in connection with a deferred compensation plan for a key executive.
         According to the terms of this plan, the executive is entitled to deferred compensation of $5.0 million, which vests in equal installments on the first through the third anniversaries of the executive's first day of employment with Harry Winston Inc. On each vesting date, the vested portion of the deferred compensation will be paid to the executive unless the executive provides Harry Winston
         Inc. with prior written notice to defer receipt of all or a portion of the vested portion of the deferred compensation. All such vested amounts deferred at the request of the executive will be distributed to the executive upon the executive's termination of employment with
         Harry Winston Inc. The deferred compensation bears interest at LIBOR.
         This executive's employment with Harry Winston, Inc. terminated on
         December 31, 2009 and hence, the amount of $6.0 million in connection of deferred compensation plan will be distributed on July 1, 2010 as per this plan.
     >>

     NOTE 17:

     Capital Management

     As part of the Kinross investment, the Company and Kinross have agreed to certain provisions regarding capital management for a period of two years following the closing, subject to earlier termination in specified circumstances. During this period, without Kinross' consent not to be unreasonably withheld, the Company has agreed not to incur indebtedness in excess of a specified amount, subject to an exception for indebtedness incurred to finance an acquisition by the Company. In addition, the Company has agreed not to pay dividends and to limit the amount of funding it will provide to the retail segment. The Company believes that the funding limit for the retail segment will not be exceeded during the next twelve months. The capital management provisions do not in any way limit the Company's ability to issue equity or equity-linked securities, subject to compliance with Kinross'
pro rata participation right in such equity issuances.
     The Company's capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued common shares, contributed surplus and retained earnings.
     The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the
Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.
     With the closing of the Kinross transaction and the repayment in full of the mining segment's senior secured credit facilities, the Company assesses liquidity and capital resources on a consolidated basis. The Company's requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

     NOTE 18:

     Financial Instruments

     The Company has various financial instruments comprising cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances and long-term debt.
     Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by CICA Handbook Section 3862.
     The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.
     The Company's long-term debt is fully secured; hence the fair value of this instrument at January 31, 2010 is considered to approximate its carrying value.
     The fair value of derivative financial instruments included in accounts payable and accrued liabilities is determined using standard valuation techniques with observable market information and is classified within Level 2 of the fair value hierarchy established by CICA Handbook Section 3862.
     The carrying values of these financial instruments are as follows:

     <<
                                     January 31, 2010        January 31, 2009
     -------------------------------------------------------------------------
                                Estimated    Carrying   Estimated    Carrying
                               fair value       value  fair value       value
     -------------------------------------------------------------------------
     FINANCIAL ASSETS
       Cash and cash
        equivalents            $   62,969  $   62,969  $   16,735  $   16,735
       Cash collateral and
        cash reserves                   -           -      30,145      30,145
       Accounts receivable         23,520      23,520      66,980      66,980
     -------------------------------------------------------------------------
                               $   86,489  $   86,489  $  113,860  $  113,860
                              ------------------------------------------------
                              ------------------------------------------------
     FINANCIAL LIABILITIES
       Accounts payable and
        accrued liabilities    $   87,448  $   87,448  $  118,390  $  118,390
       Bank advances               22,485      22,485      42,621      42,621
       Long-term debt             162,692     162,692     280,722     280,722
     -------------------------------------------------------------------------
                               $  272,625  $  272,625  $  441,733  $  441,733
                              ------------------------------------------------
                              ------------------------------------------------
     >>

     NOTE 19:

     Financial Risk Exposure and Risk Management

     The Company is exposed, in varying degrees, to a variety of financial-instrument-related risks by virtue of its activities. The Company's overall financial risk management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.
     The Company's Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.
     Financial risk management is carried out by the Finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.
     The types of risk exposure and the way in which such exposures are managed are as follows:

     <<
     i)   Currency Risk

          The Company's sales are predominately denominated in US dollars. As the Company operates in an international environment, some of the
          Company's financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company's consolidated financial statements.

          The Company's primary foreign exchange exposure impacting pre-tax earnings arises from the following sources:

             Net Canadian dollar denominated monetary assets and liabilities.
             The most significant exposure relates to its Canadian dollar future income tax liability. The Company's functional and
             reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an
             unrealized foreign exchange gain/loss on the revaluation of the
             Canadian dollar denominated future income tax liability.

             Committed or anticipated foreign currency denominated
             transactions, primarily Canadian dollar costs at the Diavik
             Diamond Mine.

          Based on the Company's net exposure to Canadian dollar monetary assets and liabilities at January 31, 2010, a one-cent change in the exchange rate would have impacted pre-tax net earnings for the year by $2.2 million.

     ii)  Interest Rate Risk

          Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's most significant interest rate risk arises from its various credit facilities which bear variable interest based on LIBOR. Based on the
          Company's LIBOR based credit facilities at January 31, 2010, a
          100 basis point change in the LIBOR rate would have impacted pre-tax net earnings for the year by $1.4 million.

     iii) Concentration of Credit Risk

          Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

          Financial instruments that potentially subject the Company to credit risk consist of trade receivables from retail segment clients. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case-by-case basis only after a review of the client's financial position and past credit history. The
          Company has not experienced significant losses in the past from its customers.

          The Company's exposure to credit risk in the mining segment is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

          The Company manages credit risk, in respect of short-term
          investments, by maintaining bank accounts with Tier 1 banks and investing only in term deposits or banker's acceptances with highly rated financial institutions that are capable of prompt liquidation.
          The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

          At January 31, 2010, the Company's maximum counterparty credit exposure consists of the carrying amount of cash and cash
          equivalents and accounts receivable, which approximates fair value.

     iv)  Liquidity Risk

          Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

          The Company manages its liquidity by ensuring that there is sufficient capital to meet short and long-term business
          requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. The Company assesses liquidity and capital resources on a consolidated basis. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities and access to capital markets.

          At January 31, 2010, the Company had $63.0 million of cash and cash equivalents and $40.2 million available under credit facilities.

          The following table summarizes the aggregate amount of contractual future cash outflows for the Company's financial liabilities:

                                      Less than      Year      Year     After
                                Total    1 year       2-3       4-5   5 years
     -------------------------------------------------------------------------
     Accounts payable and
      accrued liabilities    $ 87,448  $ 87,448  $      -  $      -  $      -
     Income taxes payable      46,297    46,297         -         -         -
     Bank advances             22,485    22,485         -         -         -
     Long-term debt(a)        188,595  $  7,982  $ 15,612  $148,376  $ 16,625
     Environmental and
      participation
      agreements
      incremental
      commitments              89,695    75,662     1,870     4,540     7,623
     Operating lease
      obligations             106,250    19,518    28,655    18,734    39,343
     Capital lease
      obligations                 367       289        78         -         -
     -------------------------------------------------------------------------

     (a) Includes projected interest payments on the current debt outstanding based on interest rates in effect at January 31, 2010.
     >>

     NOTE 20:

     Insurance Settlement

     In December 2008, approximately $31.7 million in Company-owned and consigned retail inventory at cost was stolen during a second robbery at the
Harry Winston Paris salon. Included in accounts receivable at January 31, 2009 is a $48.4 million receivable relating to the insurance settlement that was received in February 2009. The $3.4 million balance of the insurance claim was received during the first quarter of the current year. In the prior year, the
Company recognized a pre-tax gain of $16.7 million in the fourth quarter on settlement of the insurance claim. Also included in the prior year was a gain on insurance settlement of $0.5 million, resulting from an excavator fire that occurred in the fourth quarter of fiscal 2006 at the Diavik Diamond Mine.

     NOTE 21:

     Dilution Loss

     The Company recorded a non-cash dilution loss of $34.8 million with respect to the investment by Kinross of an indirect interest in the Diavik
Diamond Mine.

     NOTE 22:

     Impairment Charge

     As at January 31, 2009, the Company determined that the fair value of its retail segment was below the carrying value and recorded a non-cash goodwill impairment charge of $93.8 million.

     NOTE 23:

     Segmented Information

     The Company operates in two segments within the diamond industry, mining and retail, for the twelve months ended January 31, 2010.
     The mining segment consists of the Company's rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.
     The retail segment consists of the Company's ownership in Harry Winston
Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

     <<
     For the twelve months ended
      January 31, 2010                       Mining       Retail        Total
     -------------------------------------------------------------------------
     Sales
       Canada                           $   187,885  $         -  $   187,885
       United States                              -       72,897       72,897
       Europe                                     -       75,078       75,078
       Asia                                       -       77,041       77,041
     Cost of sales                          174,651      117,071      291,722
     -------------------------------------------------------------------------
     Gross margin                            13,234      107,945      121,179
     Gross margin (%)                          7.0%        48.0%        29.3%
     Selling, general and
      administrative expenses                19,502      123,648      143,150
     -------------------------------------------------------------------------
     Loss from operations                    (6,268)     (15,703)     (21,971)
     -------------------------------------------------------------------------
     Interest and financing expenses         (3,853)      (7,688)     (11,541)
     Other income                               546           46          592
     Insurance proceeds                           -        3,350        3,350
     Dilution loss                          (34,761)           -      (34,761)
     Foreign exchange gain (loss)           (34,020)       2,527      (31,493)
     -------------------------------------------------------------------------
     Segmented loss before income
      taxes                             $   (78,356) $   (17,468) $   (95,824)
                                       ---------------------------------------
                                       ---------------------------------------
     Segmented assets as at
      January 31, 2010
       Canada                           $   952,663  $         -  $   952,663
       United States                              -      361,598      361,598
       Other foreign countries               19,894      160,650      180,544
     -------------------------------------------------------------------------
                                        $   972,557  $   522,248  $ 1,494,805
     -------------------------------------------------------------------------
     Capital expenditures               $    50,856  $     3,033  $    53,889
     OTHER SIGNIFICANT NON-CASH ITEMS
       Income tax recovery              $   (15,774) $    (7,615) $   (23,389)
       Amortization and accretion       $    51,154  $    12,958  $    64,112
     -------------------------------------------------------------------------
     >>

     Sales to three significant customers in the mining segment totalled $64.0 million (2009 - $57.2 million) for the twelve months ended January 31, 2010.

     <<
     For the twelve months ended
      January 31, 2009                       Mining       Retail        Total
     -------------------------------------------------------------------------
     Sales
       Canada                           $   328,223  $         -  $   328,223
       United States                              -       93,978       93,978
       Europe                                     -      117,588      117,588
       Asia                                       -       69,431       69,431
     Cost of sales                          139,769      147,509      287,278
     -------------------------------------------------------------------------
     Gross margin                           188,454      133,488      321,942
     Gross margin (%)                         57.4%        47.5%        52.8%
     Selling, general and
      administrative expenses                19,903      135,973      155,876
     -------------------------------------------------------------------------
     Earnings (loss) from operations        168,551       (2,485)     166,066
     -------------------------------------------------------------------------
     Interest and financing expenses         (9,183)     (11,274)     (20,457)
     Other income (expense)                   2,595         (349)       2,246
     Insurance settlement                       558       16,682       17,240
     Impairment charge                            -      (93,780)     (93,780)
     Foreign exchange gain (loss)            60,879       (1,792)      59,087
     -------------------------------------------------------------------------
     Segmented earnings (loss)
      before income taxes               $   223,400  $   (92,998) $   130,402
                                       ---------------------------------------
                                       ---------------------------------------
     Segmented assets as at
      January 31, 2009
       Canada                           $   980,500  $         -  $   980,500
       United States                              -      404,952      404,952
       Other foreign countries               27,243      153,880      181,123
     -------------------------------------------------------------------------
                                        $ 1,007,743  $   558,832  $ 1,566,575
     -------------------------------------------------------------------------
     Capital expenditures               $   200,289  $     9,574  $   209,863
     OTHER SIGNIFICANT NON-CASH ITEMS
       Income tax recovery              $   (17,789) $    (3,742) $   (21,531)
       Amortization and accretion       $    64,374  $    12,596  $    76,970
     -------------------------------------------------------------------------

                      Diavik Diamond Mine Mineral Reserve
                        and Mineral Resource Statement

                            AS OF DECEMBER 31, 2009

     Proven and Probable Reserves

                                                                   Proven and
                               Proven            Probable            Probable
     -------------------------------------------------------------------------
     Open           Mill-        Mill-  Mill-        Mill-  Mill-        Mill-
      pit and       ions Carats  ions   ions Carats  ions   ions Carats  ions
      underground     of   per     of     of   per     of     of   per     of
      mining      tonnes tonne carats tonnes tonne carats tonnes tonne carats
     -------------------------------------------------------------------------
     A-154 South
       Open Pit      0.2   5.1    0.8      -     -      -    0.2   5.1    0.8
       Underground   2.3   4.0    9.1    1.4   3.3    4.7    3.7   3.8   13.9
     -------------------------------------------------------------------------
       Total A-154
        South        2.4   4.1   10.0    1.4   3.3    4.7    3.8   3.8   14.7
     -------------------------------------------------------------------------
     A-154 North
       Open Pit        -     -      -      -     -      -      -     -      -
       Underground   2.9   2.2    6.3    5.8   2.2   12.6    8.7   2.2   18.9
     -------------------------------------------------------------------------
       Total A-154
        North        2.9   2.2    6.3    5.8   2.2   12.6    8.7   2.2   18.9
     -------------------------------------------------------------------------
     A-418
       Open Pit      3.1   3.2   10.2      -     -      -    3.1   3.2   10.2
       Underground   0.3   4.0    1.1    3.7   4.0   14.9    4.0   4.0   15.9
     -------------------------------------------------------------------------
       Total A-418   3.4   3.3   11.2    3.7   4.0   14.9    7.1   3.7   26.1
     -------------------------------------------------------------------------
     Total
       Open Pit      3.3   3.3   11.0      -     -      -    3.3   3.3   11.0
       Underground   5.5   3.0   16.5   10.9   2.9   32.2   16.4   3.0   48.7
     -------------------------------------------------------------------------
       Total
        Reserves     8.8   3.1   27.5   10.9   2.9   32.2   19.7   3.0   59.7
                   -----------------------------------------------------------
                   -----------------------------------------------------------

     Note: Totals may not add up due to rounding.

     Additional Indicated and Inferred Resources

                             Measured           Indicated            Inferred
                            Resources           Resources           Resources
     -------------------------------------------------------------------------
                    Mill-        Mill-  Mill-        Mill-  Mill-        Mill-
                    ions Carats  ions   ions Carats  ions   ions Carats  ions
     Kimberlite       of   per     of     of   per     of     of   per     of
      pipe        tonnes tonne carats tonnes tonne carats tonnes tonne carats
     -------------------------------------------------------------------------
     A-154 South       -     -      -      -     -      -   0.04   3.5    0.1
     A-154 North       -     -      -      -     -      -    2.1   2.7    5.6
     A-418             -     -      -      -     -      -    0.7   4.5    3.0
     A-21            3.6   2.8   10.0    0.4   2.6    1.0    0.8   3.0    2.3
     -------------------------------------------------------------------------
     Total           3.6   2.8   10.0    0.4   2.6    1.0    3.5   3.1   11.1
                   -----------------------------------------------------------
                   -----------------------------------------------------------

     Note: Totals may not add up due to rounding.
     >>

     The above mineral reserve and mineral resource statement was prepared by
Diavik Diamond Mines Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of
Diavik Diamond Mines Inc., a Qualified Person within the meaning of National
Instrument 43-101 of the Canadian Securities Administrators.
     For further details and information concerning Harry Winston Diamond
Corporation's Mineral Reserves and Resources, readers should reference Harry
Winston Diamond Corporation's Annual Information Form available through
www.sedar.com and http://investor.harrywinston.com.

     %SEDAR: 00003786E %CIK: 0000841071

     /For further information: Ms.Kelley Stamm, Manager, Investor Relations,
(416) 362-2237 ext 223 or kstamm(at)harrywinston.com/
     (HW. HWD)

CO:  Harry Winston Diamond Corporation

CNW 17:59e 31-MAR-10